82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032367

REGISTRANT'S NAME Accor SA

*CURRENT ADDRESS

PROCESSED
MAY 3 1 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4672 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4-22-02

ACCOR

GROUP'S 2001 RESULTS

CONSOLIDATED INCOME STATEMENT

In € million	Notes	1999	2000	2001
Revenues		6,044	6,946	7,218
Other operating revenues		61	62	72
CONSOLIDATED REVENUES	3	**6,105**	**7,007**	**7,290**
Operating expenses		(4,545)	(5,117)	(5,319)
EBITDAR	4	**1,560**	**1,891**	**1,971**
Rental expense	5	(478)	(616)	(698)
EBITDA		1,082	1,275	1,273
Depreciation and operating provision expense	6	(359)	(428)	(443)
EBIT	7	723	847	830
Financial income (expense), net	8	(143)	(121)	(92)
Net income from associated equity companies, Group share	9	15	25	20
PROFIT BEFORE TAX		**595**	**751**	**758**
Result from management of hotel portfolio	10	18	19	29
Result from management of other assets	11	(29)	23	66
Goodwill amortization		(68)	(96)	(102)
Income tax	12	(222)	(256)	(246)
Exceptional items (net of tax)	13	82	35	-
Minority interests	23	(24)	(28)	(31)
CONSOLIDATED NET INCOME, GROUP SHARE		**352**	**447**	**474**

Average number of shares outstanding (in thousands)	22	181,280	196,002	197,042
EARNINGS PER SHARE (IN €)		**1.94**	**2.28**	**2.40**
Net income per share, fully diluted in €	22	1.89	2.27	2.39

DIVIDEND PER SHARE (IN €)		**0.90**	**1.00**	(*) **1.05**

(*) To be approved by the ordinary general meeting

CONSOLIDATED BALANCE SHEET

ASSETS (at December 31) In € million	Notes	1999	2000	2001
GOODWILL	14	**1,684**	**1,911**	**1,879**
INTANGIBLE FIXED ASSETS	15	**530**	**581**	**533**
PROPERTY, PLANT AND EQUIPMENT	16	**4,518**	**4,696**	**5,026**
Long-term loans	17	280	294	334
Investments in associated equity companies	18	204	303	266
Other financial assets	19	163	176	282
TOTAL FINANCIAL ASSETS		**647**	**773**	**882**
TOTAL FIXED ASSETS	20	7,379	7,961	8,320
Inventories		78	85	89
Trade accounts receivables		1,052	1,201	1,218
Other receivables	21	803	876	926
Service vouchers reserve funds		230	259	305
Receivables on short-term asset disposals	28	265	102	101
Short-term loans	28	138	79	47
Marketable securities	28	619	792	830
Cash and equivalents	28	488	599	264
TOTAL CURRENT ASSETS		3,673	3,993	3,780
TOTAL ASSETS		**11,052**	**11,954**	**12,100**

CONSOLIDATED BALANCE SHEET

LIABILITIES AND SHAREHOLDERS' EQUITY (at December 31) In € million	Notes	1999	2000	2001
Share capital		556	591	592
Additional paid-in capital		1,655	1,894	1,892
Reserves (retained earnings)		627	724	926
Translation adjustments		89	187	255
Net income for the year		352	447	474
TOTAL SHAREHOLDERS' EQUITY	22	**3,279**	**3,843**	**4,139**
Minority interests	23	185	141	140
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS		**3,464**	**3,984**	**4,279**
Provisions for risks and charges	24	604	609	537
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	25	363	270	214
Convertible bonds	26	291	-	-
Exchangeable bonds	26	434	434	-
Other long-term debt	28	1,667	2,477	3,007
Capital leases	28	242	216	220
TOTAL LONG-TERM DEBT	27	**2,997**	**3,397**	**3,441**
TOTAL NON-CURRENT LIABILITIES AND SHAREHOLDERS'EQUITY		**7,065**	**7,990**	**8,257**
Trade accounts payable		584	677	683
Other payables	21	1 083	1,241	1,064
Service vouchers in circulation		1,142	1,325	1,446
Short-term debt	28	831	251	537
Bank overdrafts	28	347	470	113
TOTAL CURRENT LIABILITIES		**3,987**	**3,964**	**3,843**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**11,052**	**11,954**	**12,100**

CONSOLIDATED STATEMENTS OF CASH FLOW

In € million	Note	1999	2000	2001
EBITDA		1,082	1,275	1,273
Finance (including financial provisions)		(143)	(121)	(92)
Income tax (including tax provisions)		(206)	(170)	(161)
Cancellation of financial and tax provisions		35	(6)	(21)
Dividends from associated equity companies		10	6	6
CONSOLIDATED CASH FLOW FROM OPERATIONS	29	**778**	**984**	**1,005**
Investments for renovation and maintenance (1)		(431)	(422)	(405)
FREE CASH FLOW		**347**	**562**	**600**
New capital and technology expenditure (2)		(2,680)	(1,251)	(923)
Proceeds from asset disposals (excluding Europcar) (3)		1,428	843	535
Net impact of the sale of Europcar (4)		440	-	-
Decrease/ (increase) in working capital (5)		14	116	(115)
Non-operating gains (losses)		(72)	(56)	(36)
NET SOURCES / (USES) FROM OPERATIONS		**(523)**	**214**	**61**
Dividends (6)		(218)	(248)	(271)
Capital increase / (decrease) (7)		101	274	(1)
Currency translation adjustments on fixed assets and shareholders' equity (8)		(243)	(97)	(93)
Changes in the scope of consolidation on provisions and minority interests (9)		52	(24)	2
DECREASE/ (INCREASE) IN NET INDEBTEDNESS	28	**(831)**	**119**	**(302)**

Net indebtedness (beginning of the period)		(1,834)	(2,665)	(2,547)
Net indebtedness (end of the period)		(2,665)	(2,547)	(2,849)
DECREASE/ (INCREASE) IN NET INDEBTEDNESS	28	**(831)**	**119**	**(302)**

CASH FLOW FROM OPERATING ACTIVITIES (see note 28)		**719**	**1,044**	**854**
CASH FLOW FROM INVESTING ACTIVITIES (1)+(2)+(3)+(4)		**(1,243)**	**(830)**	**(793)**
CASH FLOW FROM FINANCING ACTIVITIES (6)+(7)		**(117)**	**26**	**(272)**
NET EFFECT OF EXCHANGE RATE AND SCOPE CHANGES (8)+(9)		**(190)**	**(121)**	**(91)**
DECREASE/ (INCREASE) IN NET INDEBTEDNESS		**(831)**	**119**	**(302)**

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (BEFORE MINORITY INTERESTS)

In € million	Number of outstanding shares	Capital	Additional paid-in capital	Cumulative translation adjustment (*)	Reserves (retained earnings)	Consolidated shareholders' equity
At December 31, 1999	**185,481,982**	**556**	**1,655**	**89**	**979**	**3,279**
Impact of change in accounting method (**)					(30)	(30)
Capital increases:						
- Conversions of bonds	11,296,983	34	254			288
- Exercise of stock options	779,590	2	9			11
- Treasury shares	(1,282,070)	(4)	(48)			(52)
- Through merger / transfer of assets						
- Through employee subscription	766,050	3	24			27
Dividend					(225)	(225)
Changes in cumulative translation adjustments				98		98
Net income					447	447
At December 31, 2000	**197,042,535**	**591**	**1,894**	**187**	**1,171**	**3,843**
Capital increases:						
- Conversions of bonds						
- Exercise of stock options	568,810	2	7			9
- Treasury shares	(246,661)	(1)	(9)			(10)
- Through merger / transfer of assets						
- Through employee subscription						
Dividend					(245)	(245)
Changes in cumulative translation adjustments				68		68
Net income					474	474
At December 31, 2001	**197,364,684**	**592**	**1,892**	**255**	**1,400**	**4,139**

(*) including € -18 million for the Euro countries on December 31, 1999
including € -17 million for the Euro countries on December 31, 2000
including € -14 million for the Euro countries on December 31, 2001
(**) see Note 1 on Accounting Principles

The change in translation adjustments between 1999 and 2000, and between 2000 and 2001, primarily stems from the impact on the Group's North American assets - mainly the Motel 6 and Red Roof Inn chains - of the higher or lower US dollar exchange rate relative to the Euro. The **US Dollar versus Euro** exchange rates used were, respectively :

- **1.0046 on December, 1999**
- **0.9305 on December, 2000**
- **0.8813 on December, 2001**

KEY MANAGEMENT RATIOS

In € million	Note	1999	2000	2001
Gearing	a	77%	64%	67%
FFO / Net debt restated	b	21.0%	23.4%	22.9%
Financial Charge Cover adjusted by EBITDAR	c	4.6	5.1	5.4
Return On Capital Employed	d	11.2%	11.7%	11.5%
Economic Value Added	e	224	265	291

Note (a) : Gearing is the ratio used by the Group to assess its indebtedness. It is the ratio of net debt to shareholders' equity including minority interests.

Note (b) : Funds from operations / Net debt restated. Pursuant to the methodology applied by major rating agencies, the ratio of funds from operations to net debt is established as follows:

- Consolidated cash flow from operations (see consolidated statement of sources and uses of funds) are adjusted to reflect 2/3 of rents paid during the year;
- Net debt is restated to take into account investments and divestments, prorated on the basis of their impact in the income statement. For example, proceeds generated by a divestments occurring on December 31 of year N will be fully restated under 'Net debt'. In addition, restated net debt is adjusted to include five times rents paid during the current year.

Note (c) : Financial Charge Cover Ratio is the ratio of EBITDAR to net financial expense, adjusted to reflect 1/3 of rents paid during the year.

Note (d) : Return on Capital Employed, or ROCE, is defined on page 8.

Note (e) : Economic Value Added (EVA)
The calculation of Economic Value Added at the end of December 1999, December 2000 and December 2001 was established as follows :

In € million		1999	2000	2001
Cost of equity	(1)	8.74%	8.60%	9.05%
Cost of debt after tax		3.39%	3.68%	2.85%
Equity/Debt Ratio				
Equity		56.18%	61.01%	60.03%
Debt		43.82%	38.99%	39.97%
WACC	(2)	**6.39%**	**6.68%**	**6.57%**
ROCE net of Income Tax	(3)	**8.69%**	**9.04%**	**9.06%**
Capital employed (see ROCE note)		**9,757**	**11,214**	**11,689**
EVA	(4)	**224**	**265**	**291**

(1) The Beta used in calculating the Cost of Equity during 1999, 2000 and 2001 is 0.9, 0.9 and 1.0 respectively.

(2) The WACC is determined as follows :

$$\text{Cost of Equity} \times \frac{\text{Equity}}{(\text{Equity} + \text{debt})} + \text{Cost of Debt} \times \frac{\text{Debt}}{(\text{Equity} + \text{Debt})}.$$

(3) ROCE net of Income taxes is determined as follows :

$$\frac{\text{EBITDA} - [(\text{EBITDA} - \text{operational amortization}) \times \text{tax rate}]}{\text{Capital employed}}$$

For example, in December 31, 2001, the data are as follows :

EBITDA	: 1,340 M€ (see ROCE Note)
Amortization and provisions	: 443 M€
Tax Rate	: 31.3% (see Note 12.2)
Capital employed	: 11,689 M€ (see ROCE Note)

(4) The EVA is determined as follows :
(ROCE net of Income taxes – WACC) X Capital employed

The variation of the Beta of +/- 0.1 during 1999, 2000 and 2001 is € 20 million, € 27 million and € 28 million.

RETURN ON CAPITAL EMPLOYED (ROCE)

Return On Capital Employed (ROCE) is a key management tool used internally by the Group to measure the performance of the various activities it controls. It is also a key indicator of the profitability of assets which are either non-consolidated or accounted for by the equity method.

It is calculated on the basis of aggregated amounts derived from the consolidated financial statements:

- EBITDA : for each activity, total of EBITDA and financial revenues (dividends and financial income) generated by unconsolidated assets, plus share in net income of associated equity companies;

- capital employed : for each activity, total value of fixed assets, based on their average gross value during the year, plus working capital requirements.

ROCE is calculated as ratio between the EBITDA and the average capital employed during the period. On December 31, 2001, ROCE amounts to 11.5% compared to 11.7% on December 31, 2000.
Excluding hotels under development (capital employed without EBITDA), the ROCE would be 11.9% and 12.1% on December 31, 2001 and December 31, 2000, respectively.
Finally, the inclusion of employee profit-sharing under personnel expenses (see Note 1.J.) had a negative impact of 0.2% on the ROCE in 2000. Excluding this, the ROCE amounted to 11.9% on December 31, 2000 (+0.7% compared to December 31, 1999).

In € million		**1999**	**2000**	**2001**
Capital employed at December 31		10,470	11,276	12,020
Adjustments *prorata temporis* on capital employed	(1)	(674)	(280)	(355)
Translation adjustments on capital employed	(2)	(39)	220	24
Capital employed		**9,757**	**11,216**	**11,689**
EBDIT		1,082	1,275	1,273
Financial interest on external loans and dividends		12	15	47
Net income of companies accounted for by the Equity Method (EM), Group share		15	25	20
Other adjustments		(13)	-	-
EBITDA		**1,096**	**1,315**	**1,340**
ROCE (EBITDA / Capital employed)		**11.2%**	**11.7%**	**11.5%**

(1) In calculating the ROCE, the capital employed is considered prorata temporis within the EBITDA. Thus, no capital employed would be held for an acquisition implemented on December 31, and no EBITDA would be taken into account in the income statement.

(2) The capital employed is converted at the average exchange rate in order to be comparable to the EBITDA.

Return on capital employed over a 12-month rolling period (ratio of these two factors) breaks down as follows:

Activities	1999	2000		2001
HOTELS	**11.4%**	**11.9%**		**11.3%**
Business and Leisure	10.3%	11.0%	(*)	10.5%
Economy Hotels	14.3%	14.6%	(**)	15.3%
Economy Hotels United States	10.9%	11.4%		10.0%
SERVICES	**23.5%**	**19.7%**		**25.8%**
Other activities				
Travel Agencies	3.8%	5.0%		3.0%
Casinos	16.9%	16.9%		16.6%
Restaurants	13.7%	14.7%		11.9%
On-board Train Services	4.6%	13.6%		7.5%
Other	6.5%	2.2%		1.4%
Total Group	**11.2%**	**11.7%**		**11.5%**

(*) **11.8**% and **11.5**% excluding hotels under development in 2000 and 2001 respectively
(**) **15.6**% and **16.1**% excluding hotels under development in 2000 and 2001 respectively

NOTE 1 – ACCOUNTING PRINCIPLES

The Consolidated Financial Statements of Accor Group are established in accordance with French generally accepted accounting principles. The Règlement 99-02 of the *Comité de Règlementation Comptable* (new French consolidation methodology) has been applied with effect from January 1st, 2000.
In conformity with new French regulation, the impact in changes of accounting methods has been posted to shareholders' equity as of January 1st, 2000. The amount recorded thereby totals € 30 million fully corresponding to the Group commitment for employee benefits.

In addition, reflecting the international scope of its activities, Accor has decided to retain, among the options allowed by new French regulation, those that are closest to international accounting practices (capitalization of contracts defined as capital leases ; entering into the Balance Sheet the full amount for employee benefit).

The financial statements of consolidated Group companies, prepared in accordance with the rules of the individual countries in which they operate, are restated to conform to Group principles prior to consolidation.

A. - Consolidation methods

The companies over which the Group directly or indirectly exercises exclusive controlling influence are fully consolidated.

Companies controlled and operated jointly by Accor and a limited number of partners are consolidated through proportional integration.

Companies over which the Group exercises a significant influence and in which it controls, directly or indirectly, between 20% and 50% of voting rights, are accounted for by the equity method.

B. - Goodwill

Within the first year following an acquisition, all assets and liabilities of an acquired business are reviewed and valued. Whenever possible, the difference between the purchase price and the fair value of the Group's share of the underlying net assets at the date of acquisition is posted to the corresponding balance sheet item and then amortized according to the rules applicable for such assets. The balance is recorded as goodwill in the consolidated balance sheet.
Goodwill are amortized on a period according to their estimated life, market conditions and the nature of the activities involved, within the maximum 40 years limits. The amortization schedule takes into account operating hypothesis and perspectives followed by the acquisition.
If all these facts are evolving in a defavorable way, the amortization schedule can be reviewed and an exceptional amortization may be posted.
The residual difference is recorded as an asset in the Balance Sheet, under the category "goodwill".

. Hotels	40 years
. Onboard Train Services	40 years
. Services	40 years
. Travel Agencies	40 years
. Restaurants	20 years
. Casinos	20 years

C. - Translation of financial statements prepared in foreign currencies

Foreign-currency denominated balance sheet items are translated into euros at year-end exchange rates. Income statement items are translated at average annual rates. The resulting difference is posted to shareholders' equity.

In the case of subsidiaries operating in exceptionally high-inflation countries, non-monetary balance sheet items are translated at historical rates prevailing on the date of the transaction, while monetary balance sheet items are translated at year-end rates.
Non-monetary income statement items are translated into euros at historical rates. Other income statement items are translated at the monthly historical average rate following the transaction. Translation differences resulting from the application of this method are incorporated in the Financial Income (Expense) in the income statement.

D. - Fixed assets

D.1. – Intangible fixed assets

Intangible fixed assets are recorded at cost.

Start-up costs are written off over a maximum period of five years.

Lease rights are usually amortized according to the underlying lease life.

As part of business combinations, the Group recognises intangible assets. The value of such assets is mainly based on reports issued by independent experts and grounds for each activity on specific criteria allowing a follow-up for the future.

- Identified brands are valued according to a multicriteria method, taking into account their awareness and their profitability.

- Market shares on services and on-board services activities represent investments realized to enforce an economical position and are valued according to forecasted turnover and profitability.

- Brands and market shares are not amortized. They are regularly assessed specially when events may affect their value. If the fair value -assessed according to the valuation criteria used for acquisition purpose- is lower than their net booked value on a long term basis, a provision is booked for the difference.

D.2. – Property, plant and equipment

Property, plant and equipment are valued at cost, including related financial charges.

Property, plant and equipment are depreciated on a straight-line basis over the following useful lives:

Formule 1 hotels / Motel 6 motels	40 years
Other hotels	60 years
Rail cars and other railway equipment	20 years
Other equipment	10 to 30 years
Fixtures and fittings	5 to 10 years

D.3. – Long-term leases, financial leases, sale and lease-back

Pursuant to French legislation, the Group applies the preferential method which allows the capitalization of financial leases and so-called capital leases. Within this frame, the Group uses the definition of financial leases as given in the International Accounting Standard (IAS 17).
To distinguish capital leases from operating leases, the Group systematically favors an economic analysis of risks and ownership benefits in the relationship between lessor and lessee. Consequently, it classifies leases as operating from the standpoint of the lessee only when related liabilities and commitments are substantially weighted towards the lessor.

Capital leases which substantially transfer the risks and rewards of ownership to the lessee are recognized in the balance sheet. The corresponding assets are included under fixed assets as properties and depreciated according to the Group's accounting principles. The corresponding obligation is listed separately as a liability in the balance sheet.

Operating leases are recognized as rental expenses of the period. Regardless of contractual payment terms, total rental expenses are annualized on a straight-line basis and expensed on an economic basis in equal annual instalments over the life of the contract. Future rental charges are detailed in Note 5.

Sale and lease-back transactions are recognized based on the classification of the underlying long-term leases:

- for capital leases, the capital gains or losses are deferred and amortized over the life of the contract, except when it shows an impairment of the underlying asset value which is immediately recognized ;
- in the case of operating lease contracts, assuming sales prices and rents are confirmed by independent experts to reflect market values, capital gains or losses are immediately recognized.

Sale and lease-back transactions are primarily related to hotel activities.

D.4. – Investments in unconsolidated companies

Investments in unconsolidated companies are recorded at cost.

D.5. – Book value of fixed assets

Fixed assets are valued at cost. When cost exceeds the fair value of the asset, a provision is made to recognize the loss of value.

Fair value is based upon an evaluation of the asset's usefulness in enabling the company to achieve its strategic goals.
In particular, in the case of hotel properties, fair value is estimated on the basis of a multiple EBITDA over the duration of a hotel industry business cycle. Depreciation, if any, is posted to income under result from management of hotel portfolio (see Notes 1.P.5 and 10).

In addition, in the case of unconsolidated investment securities, usefulness value is based, among other criteria, on the Company's share in revalued net worth and future profitability prospects.

Provisions for loss of value are written to reduce to market value assets held for disposal.

E. - Inventories

Inventories are valued on the basis of weighted average prices. They are depreciated, as needed, on the basis of estimated realization value.

F. - Special reserve funds

As a result of legal restrictions on the use of Ticket Restaurant operating funds in France, these are held in special escrow accounts.

G. - Marketable securities

Marketable securities are recorded at the lower of historical cost and market value.

H. - Deferred charges

Deferred charges include :

- costs incurred prior to the opening of new hotels and restaurants, which are written off over three years in the case of hotels and over one year in the case of restaurants ;
- costs related to the acquisition of fixed assets, which are written off over a maximum of five years;
- bond issuance costs, which are written off over the life of the issue ;
- costs related to the development of data processing systems, which are written off over the useful life of the systems.

Deferred charges are included in "other receivables".

I. - Prepaid expenses

Prepaid expenses correspond to expenses paid during a given period but related to the following periods.
Prepaid expenses are included in 'other receivables'.

J. - Personnel expenses

Personnel expenses include all sums paid by the Company to its salaried employees, with employee profit-sharing. Employee profit-sharing – totaling € 16 million in 1999– was included in result from management of other assets. Since 2000, employee profit-sharing has been included under personnel expenses, for € 17 million.

K. - Provisions for pension and retirement benefits

Until December 31, 1999, the Group made partial provisions for retirement commitments pursuant to the accounting regulations applicable in each country in which it operates. Pursuant to regulation CRC* 99-02 in effect since January 1, 2000, the Group applies the preferential method and makes provisions for the totality of its retirement commitments.
The impact of this change in accounting method has been deducted from consolidated reserves on January 1, 2000.
In the case of defined benefit retirement plans, liabilities have been calculated pursuant to IAS 19 ; in particular, the Group has estimated its commitments based upon the prospective method, taking into account actuarial assumptions, e.g. salary increases, retirement age, mortality, employment turnover rates, as well as discount rates.

These hypothesis take into consideration the specific conditions, notably macro-economic, of the various countries in which the Group operates.
In order to determine net retirement liabilities on January 1, 2000, the Group also took into account assets held to cover these commitments, based on their market value as of that date.
Actuarial adjustments in effect prior to January 1, 2000 were preserved and were thereby not deducted from consolidated reserves.
The impact of the change in accounting method is the difference between the liability on January 1, 2000, calculated according to this method, and the provision included in the financial statements as of that date, taking into account corresponding deferred taxes.
In addition, changes in actuarial assumptions give rise to actuarial adjustments, which are prorated based on the average residual employment period of the salaried employees covered by the respective retirement plans.

* *"Comité de la Réglementation Comptable"*

L. - Translation of financial statements denominated in foreign currencies

For each Group entity, transactions denominated in a currency other than the Group's own functional currency are translated into that currency at the exchange rate prevailing at the time of the transaction.

Corresponding assets and liabilities, with the exception of those covered by currency hedging transactions, converted into French francs, are translated at year-end rates. Exchange gains and losses resulting from year-end exchange rate conversions are posted to net financial income.

M. - Deferred taxes

The Group held the Balance Sheet method with variable postponement, according to which future tax payables and receivables are evaluated at the last known tax rate, without actualization.

Deferred tax assets on tax losses carried forward are recognized only if they are likely to be used within a reasonable time frame.

Deferred tax liabilities are included in the "Provisions for liabilities and charges".

N. – Stock options

Some subsidiaries, mainly in the United States and in France, have a stock option policy for the employees. As these subsidiaries are not listed, the Group is committed to buy out the shares issued when the options would be exercised, at a price based on market values (generally an EBITDA multiple reduced by the net debt).

At every closing date, the Group values the impact that the stock option exercise would have on the consolidated net equity held by Group in these subsidiaries. The potential dilution effect is recorded as an expense in the "Result from management of other assets" and a provision for social commitment is booked in the balance sheet.

Stock options attributed by the parent company do not affect the consolidated net income. When the stock options are exercised, the Group records the shares issued as a capital increase according to the payments received from the employees.

O. - Financial instruments

Financial instruments such as swaps and options contracts primarily used to manage interest rate and currency exposure are recorded as off-balance sheet commitments.

Income from hedging transactions is recognized using the same principle as that applied to the recognition of income or expense on the hedged asset or liability.

P. - Income statement and statement of sources and uses of funds

The presentation of the consolidated income statement and statement of sources and uses of funds is matching closely the key indicators used internally for managing its activities and assessing management performance.

P.1. – Revenues

Revenues include all revenues from sales of products and services by consolidated companies related to their normal activities. They include :

- for services : commissions paid by client companies, and participating restaurants, royalties and revenues from technical assistance ;
- for travel agencies : commissions on travel tickets, car rental and hotel accommodations, fees related to service contracts, and revenues from the sale of travel packages. This definition of revenues corresponds to the evolution underway in the travel agency business ;
- for onboard train services : catering and lodging services charged to railway networks, as well as subsidies received and capital improvements performed by the Group ;
- for casinos : gross receipts from gaming activities (slot machines and traditional casino games).

P.2. – Other operating revenues

Other operating revenues include financial income on the management of available funds generated by Services activities.

Together, revenues and other operating revenues make up the consolidated sales.

P.3. – EBITDAR

EBITDAR includes operating revenues and charges, reflecting management performance before rent, depreciation, financial income (expense), taxes and operating provision expense.

P.4. – Profit before tax

The heading "Profit before tax" reflects results from operations and financing of the Group's activities. It combines EBIT, financial income (expense), and the net income from associated equity companies, Group share.

P.5. – Result from management of hotel portfolio

Result from management of hotel portfolio includes realized capital gains and losses on the sale of hotel properties, as well as provisions on hotel properties. These items of a recurring nature in the ongoing management of hotel operations are not directly related to the management of the Company's operations.

P.6. – Result from management of other assets

Result from management of other assets includes realized capital gains and losses on the sale of other assets, excluding hotel portfolio, provisions, as well as non-operating losses and gains. These items are not directly related to the management of the company's operations.
Result from management of other assets also takes into account provisions for risks related to the impact of dilution from future exercise by employees of stock options issued by Group subsidiaries.
Each year, the difference between the market value of stock options and their exercise price is provided for.

P.7. – Exceptional items (net of taxes and of minority interests)

Exceptional items are essentially limited to extraordinary transactions – such as disposal of Group core activities – which are not part of the Group's current activities, and do not occur frequently.

P.8. – Consolidated statements of cash flow

The consolidated statements of cash flow was reorganized to match the key indicators used internally in the management of Accor's activities and to differentiate uses and sources of funds from operations on the one hand, and financing activities on the other.

Sources and uses of funds from operations include :

- consolidated cash flow from operations after changes in deferred taxes and capital gains or losses on asset sales ;
- capital improvements, which cover maintenance and renovation of existing operating assets held on January 1st of the reporting year and required by their ongoing operations ;
- new capital investments, including fixed assets of newly consolidated subsidiaries and the constitution of new assets ;
- capital gain or losses on asset sales ;
- net change in working capital.

NOTE 2 – MAIN EVENTS IN THE SCOPE OF CONSOLIDATION

A. – Disposals

A.1. – Disposal of hotel properties

In 2000, the Group carried out the following disposals:

- 9 Business and Leisure properties (3 Sofitel, 3 Novotel, 2 Mercure and 1 SuiteHotel hotels) in Europe and 3 Sofitel hotels in the US, for total proceeds of € 483 million
- 67 Economy properties for total proceeds of € 83 million, in France, Sweden and The Netherlands.

In 2001, the Group carried out the following disposals:

- 62 Economy properties (Ibis, Etap and Formule1) in France, Sweden and Great-Britain, for total proceeds of € 168 million.
- 9 US Economy Lodging properties for total proceeds of € 21 million.
- 11 Business and Leisure properties (7 Novotel and 4 Mercure) for total proceeds of € 85 million.

A.2. – Disposal of Courtepaille

In December 2000, Accor sold 80% of its Courtepaille public restaurant subsidiary to the Barclays Private Equity Investment Funds, associated to the management of the company.
This transaction – based on an enterprise value of € 125 million – generated after-tax consolidated capital gains of € 38 million (see Note 13).
Courtepaille consolidated revenues, EBDIT and EBIT included in the consolidated financial statements for 2000 amounted to € 89 million, € 15 million and € 8 million, respectively.

B. – Investment program

B.1 – Acquisition of 35% of Accor Casinos in November, 2000

In November 2000, Accor has exercised its call option on 35% of the capital of Accor Casinos held by SHCD (Société des Hôtels et Casinos de Deauville) for an amount of € 69 million.

In addition, Accor retained its 35% interest in SHCD.

Accor Casinos' EBIT amounted to € 39 million in 2000.

B.2 – Acquisition of 20% of Orbis in August, 2000 and 5% in 2001

In August 2000, as part of the Polish State's privatization program, Accor has acquired a 20% interest in the capital of the Polish hotel and tourism group Orbis for a total of € 81 million.

Orbis group, also active in travel and casinos, is the leading Polish hotel group, with 55 hotels (10,439 rooms) located in the country's 25 major cities. Following a renovation program, these hotels are operating under Accor Group brand names since 2001.

In 2001, the Group acquired an additional 5% share, raising its interest up to 25% for an amount of € 12 million.

B.3. – Tahl restructuring

At the end of 2000, Accor Asia Pacific, 100% ACCOR SA subsidiary, held 37.07% of real estate company Tahl, owner of 33 hotels. Moreover, ACCOR managed 22 hotels owned by Tahl.
Following a takeover bid launched in 2001 on Tahl by Australian investors, Accor Asia Pacific had to restructure its relationship with Tahl. The main items of this restructuring are :

- capital reduction of Tahl granted to all the shareholders (including Accor Asia Pacific for its 37.07% ownership),
- transfer of 18% of Tahl to the Australian investors who initiated the takeover bid ; Accor Asia Pacific still holds 19.07%,
- switch of 22 contracts from management to rental contracts,
- loan of € 35 million to Tahl.

These various operations impact the financial statements as follows :

- proceeds on the disposal of assets were booked for € 26 million (which breaks down into capital reduction for € 10 million and disposal of shares for € 16 million),
- subsequently, non-disposed shares have been reclassified from "shares in associated equity companies" to "investment in unconsolidated companies" for € 23 million,
- an increase occurred in the group revenues and EBITDAR by € 65 million and € 21.5 million respectively. The impact on Profit Before Tax has been limited to € 2.5 million.

B.4. – Other investments (external and internal growth)

Regarding external and internal growth, the Group opened or acquired 247 additional hotels (34,538 rooms) in 2001. Separately, 81 hotels (8,206 rooms) were closed during the period.

As of December 31, 2001, the Group's hotel portfolio breaks down by brand as follows :

Hotels	Ownership	Rental	Management	Franchise	Total
Sofitel	26	39	77	9	**151**
Novotel	65	142	95	39	**341**
Mercure	63	198	219	175	**655**
Ibis	139	210	54	180	**583**
Etap Hotel	72	85	6	73	**236**
Formule 1	218	131	3	11	**363**
Red Roof	102	158	-	100	**360**
Motel 6	222	464	1	128	**815**
Others	14	38	56	42	**150**
Total	**921**	**1,465**	**511**	**757**	**3,654**
Total in %	*25.2%*	*40.1%*	*14%*	*20.7%*	*100.0%*

The number of rooms per brand was as follows as of December 31, 2001 :

Rooms	Ownership	Rental	Management	Franchise	Total *rooms*
Sofitel	3,849	8,877	14,538	2,353	**29,617**
Novotel	9,324	21,368	21,495	5,693	**57,880**
Mercure	7,414	25,835	25,015	14,163	**72,427**
Ibis	15,278	25,879	6,858	12,856	**60,871**
Etap Hotel	5,224	6,774	559	5,333	**17,890**
Formule 1	15,948	10,255	231	725	**27,159**
Red Roof	12,294	18,040	-	9,229	**39,563**
Motel 6	24,725	52,266	59	8,462	**85,512**
Others	2,294	5,164	10,501	6,891	**24,850**
Total	**96,350**	**174,458**	**79,256**	**65,705**	**415,769**
Total in %	*23.2%*	*42.0%*	*19.1%*	*15.8%*	*100.0%*

The Group's hotel portfolio per geographical area was as follows as of December 31, 2001:

Hotels	Ownership	Rental	Management	Franchise	Total
France	411	349	104	397	**1,261**
Europe excluding France	135	375	57	108	**675**
North America	335	657	5	230	**1,227**
Latin America	16	8	92	8	**124**
Other Countries	24	76	253	14	**367**
Total	**921**	**1,465**	**511**	**757**	**3,654**
Total in %	*25.2%*	*40.1%*	*14.0%*	*20.7%*	*100.0%*

The number of rooms per geographical area was as follows as of December 31, 2001 :

Rooms	Ownership	Rental	Management	Franchise	Total *rooms*
France	35,180	40,723	9,511	29,377	**114,791**
Europe excluding France	16,924	46,424	8,298	15,691	**87,337**
North America	39,146	76,391	1,129	17,881	**134,547**
Latin America	2,237	1,599	10,324	741	**14,901**
Other Countries	2,863	9,321	49,994	2,015	**64,193**
Total	**96,350**	**174,458**	**79,256**	**65,705**	**415,769**
Total in %	*23.2%*	*42.0%*	*19.1%*	*15.8%*	*100.0%*

NOTE 3 – BREAKDOWN OF CONSOLIDATED REVENUES BY GEOGRAPHICAL AREA AND BY ACTIVITY

On December 31, 2001, operating revenues of entities which revenues (royalties) are not specific to a given region are presented under 'worldwide structures'.

In € million	France	Europe (excluding France)	North America	Latin America	Other Countries	Worldwide structures	2001	2000
HOTELS	**1,677**	**1,371**	**1,518**	**81**	**304**	**101**	**5,052**	**4,739**
Business and Leisure	**1,130**	926	189	69	289	101	**2,704**	**2,525**
Economy Hotels	547	445	3	12	15	-	**1,022**	**922**
Economy Hotels United States	-	-	1,326	-	-	-	**1,326**	**1,292**
SERVICES	**73**	**166**	**20**	**234**	**5**	**-**	**498**	**437**
Other activities								
Travel Agencies	67	196	176	33	15	13	**500**	**531**
Casinos	302	-	-	-	-	-	**302**	**243**
Restaurants	83	203	-	176	10	-	**472**	**542**
On-board Train Services	153	120	-	-	-	4	**277**	**333**
Holdings and other	65	99	-	13	3	9	**189**	**182**
December 31, 2001 total	2,420	2,155	1,714	537	337	127	7,290	
December 31, 2000 total	2,360	2,035	1,731	517	258	104		7,007

On December 31, 2001, consolidated revenues amounted to € 7,290 million, as compared to € 7,007 million on December 31, 2000. This represents an increase by € 283 million or 4 %.
This increase breaks down as follows :

- Like-for-like growth	+2.5 %
- Business development	+5.8 %
- Currency impact	-0.7 %
- Closing or disposal of activities	-3.5 %
Revenues increase in 2001	**+4.0 %**

Breakdown of consolidated revenues by geographical area :

	Published Revenue	Revenue on Comparable basis
- France	+2.5%	+4.5%
- Europe (excluding France)	+5.9%	+4.1%
- North America	-1.0%	-5.8%
- Latin America	+3.9%	+15.3%
- Other countries	+30.6%	+3.2%
- Worldwide Structures	N/S	N/S
Variance	**4.0%**	**2.5%**

Breakdown of consolidated revenues by activity :

	Published Revenue	Revenue on Comparable basis
HOTELS		
- Business and leisure	+7.0%	+1.0%
- Economy Hotels	+10.8%	+4.7%
- Economy Hotels United States	+2.6%	-2.4%
SERVICES	+14.0%	+18.4%
Other activities		
- Travel Agencies	-5.8%	-6.6%
- Casinos	+24.3%	+9.8%
- Restaurants	-12.9%	+7.5%
- On-board Train Services	-16.8%	+6.7%
- Holding and Others	N/S	N/S
Variation	**4.0%**	**2.5%**

NOTE 4 – BREAKDOWN OF EBITDAR BY GEOGRAPHICAL AREA AND BY ACTIVITY

In € million	France	Europe (excluding France)	North America	Latin America	Other Countries	Worldwide Structures (*)	Dec. 31, 2001	Dec. 31, 2000
HOTELS	489	474	560	13	70	25	1,631	1,557
Business and Leisure	315	298	43	11	65	(5)	727	677
Economy Hotels	174	176	-	2	5	30	387	346
Economy Hotels United States	-	-	517	-	-	-	517	534
SERVICES	34	89	5	91	(1)	(12)	206	146
Other activities								
Travel Agencies	5	15	7	2	1	6	36	50
Casinos	58	-	-	-	-	-	58	50
Restaurants	7	15	-	8	1	-	31	50
On-board Train Services	6	6	-	-	-	1	13	32
Holdings and other	(8)	13	-	-	(3)	(6)	(4)	6
December 31, 2001 total	591	612	572	114	68	14	1,971	
December 31, 2000 total	576	563	615	86	56	(5)		1,891

(*) EBITDAR of entities which revenues (royalties) are not specific to a given region are presented under 'worldwide structures'.

On December 31, 2001, EBITDAR amounted to € 1,971 million, compared to € 1,891 million on December 31, 2000, which represents an increase by € 80 million or 4.2%.
This growth breaks down as follows:

- Like-for-like growth	1.1 %
- Business development	4.6 %
- Closing or disposal of activities	0.3 %
- Currency impact	-1.8 %
Breakdown of EBITDAR on 2001	**+4.2 %**

Breakdown of EBITDAR by geographical area :

	Published EBITDAR	EBITDAR on Comparable basis
- France	+2.6%	+4.2%
- Europe (excluding France)	+8.7%	+4.8%
- North America	-7.0%	-12.3%
- Latin America	+32.6%	+39.3%
- Other countries	+21.4%	-3.8%
- Worldwide Structures	N/S	N/S
Variance	**4.2%**	**1.1%**

Breakdown of EBITDAR by activity :

	PUBLISHED EBITDAR	EBITDAR on Comparable basis
HOTELS		
- Business and leisure	+7.4%	+3.1%
- Economy Hotels	+11.8%	+5.9%
- Economy Hotels United States	-3.2%	-8.4%
SERVICES	+41.1%	+43.5%
Other activities		
- Travel Agencies	-28.0%	-29.0%
- Casinos	+16.0%	+5.4%
- Restaurants	-38.0%	-6.7%
- On-board Train Services	-59.4%	-51.0%
- Holding and Others	N/S	N/S
Variation	**4.2%**	**1.1%**

NOTE 5. – OPERATING RENTAL EXPENSE

Rental expense amounted to € 616 million in 2000 and € 698 million in 2001.

In conformity with international principles (see Note 1.D.3), these rental expenses are exclusively related to operating leases. The other leases are capitalised in the balance sheet and the corresponding liabilities amounts to € 253 million (see note 27). Regardless of actual payment profiles, total rental expense related to these operating leases are accounted for on a straight-line basis and indexed (e.g., on the basis of the French INSEE new construction index) in order to record a constant expense stream on an economic basis. Certain leases have been signed for periods exceeding the traditional French nine-year term, primarily to protect Accor against the absence of commercial property rights in certain countries.

It is specified that, there is no callable clause (for either rating or either reason), no cross default clause and no covenant.

As of December 31, 2001, annualized expenses related to **non-discounted rental leases** break down as follows:

In € million	2000	2001
Business and Leisure hotels	(283)	(333)
Economy Hotels	(96)	(114)
Economy Hotels United States	(183)	(195)
Other	(54)	(56)
Total	**(616)**	**(698)**

The schedule for minimum **non-discounted rental leases** commitments as of January 2002 is as follows :

Years	In € million (1)
2002	(728)
2003	(731)
2004	(735)
2005	(732)
2006	(711)
2007	(708)
2008	(710)
2009	(704)
2010	(678)
2011	(675)
2012	(670)

Years	In € million
2013	(672)
2014	(665)
2015	(662)
2016	(671)
2017	(628)
2018	(595)
2019	(518)
2020	(417)
2021	(312)
> 2021	(1,291)

(1) Including simple rental expenses for € 25 million from 2002 to 2005.

Some contracts include renewal clauses and/or options to purchase based on market conditions.

NOTE 6. – DETAIL OF AMORTIZATION AND PROVISIONS

In € million	1999	2000	2001
Amortization	(352)	(408)	(435)
Provisions	(7)	(20)	(8)
Total	**(359)**	**(428)**	**(443)**

NOTE 7. – BREAKDOWN OF EBIT BY GEOGRAPHICAL AREA AND BY ACTIVITY

In € million	France	Europe (excluding France)	North America	Latin America	Other Countries	Worldwide Structures (*)	Dec. 31, 2001	Dec. 31, 2000
HOTELS	**216**	**164**	**200**	**5**	**14**	**19**	**618**	**658**
Business and Leisure	130	98	(6)	5	12	(16)	223	237
Economy Hotels	86	66	-	-	2	35	189	173
Economy Hotels United States	-	-	206	-	-	-	206	248
SERVICES	**28**	**83**	**4**	**76**	**(2)**	**(13)**	**176**	**122**
Other activities								
Travel Agencies	-	4	(12)	(5)	(1)	9	(5)	7
Casinos	45	-	-	-	-	-	45	41
Restaurants	4	9	-	5	(1)	-	17	28
On-board Train Services	1	6	-	-	-	-	7	8
Holdings and other	(12)	3	-	-	(3)	(16)	(28)	(17)
December 31, 2001 total	**282**	**269**	**192**	**81**	**7**	**(1)**	**830**	
December 31, 2000 total	**284**	**250**	**273**	**59**	**19**	**(37)**		**847**

(*) EBIT of entities which revenues (royalties) are not specific to a given region are presented under 'worldwide structures'.

On December 31, 2001, EBIT amounted to € 830 million, compared to € 847 million on December 31, 2000, which represents a decrease by € 17 million or –2.0%.
This decrease breaks down as follows:

- Like-for-like growth	-0.2 %
- Business development	1.6 %
- Refinancing	-1.4 %
- Closing or disposal of activities	-2.0 %
- Currency impact	0.0 %
Breakdown of EBIT on 2001	**-2.0 %**

Breakdown of EBIT by geographical area :

	Published EBIT	EBIT on Comparable basis
- France	-0.7%	+4.3%
- Europe (excluding France)	+7.6%	+8.2%
- North America	-29.7%	-32.2%
- Latin America	+37.3%	+39.1%
- Other countries	-63.2%	-40.0%
- Worldwide Structures	N/S	N/S
Variance	**-2.0%**	**-0.2%**

Breakdown of EBIT by activity :

	PUBLISHED EBIT	EBIT on Comparable basis
HOTELS		
- Business and leisure	-5.9%	-1.0%
- Economy Hotels	+9.2%	+9.8%
- Economy Hotels United States	-16.9%	-20.7%
SERVICES	+44.3%	+46.9%
Other activities		
- Travel Agencies	N/S	N/S
- Casinos	+9.8%	+8.2%
- Restaurants	-39.3%	-3.7%
- On-board Train Services	-12.5%	+61.0%
- Holding and Others	N/S	N/S
Variation	**-2.0%**	**-0.2%**

NOTE 8 – FINANCIAL INCOME (EXPENSE)

In € million	1999	2000	2001
Interest income (expense)	(180)	(166)	(134)
Other financial revenues and expenses	37	45	42
Financial income (expense)	**(143)**	**(121)**	**(92)**

The "other financial revenues and charges" are specified as follows :

In € million	2000	2001
- Dividends received from investment securities and non consolidated companies (*)	8	15
- Exchange gains or exchange losses (**)	19	28
- Reversal of provision for convertible bond 1991	29	-
- Other financial reversal of provision	(11)	(1)
Total "other financial revenues and charges"	**45**	**42**

(*) Mainly € 2 million of dividends received from Tahl and € 2 million received from Compass.
(**) In 2001, the exchange gain have been mainly realised in capital operations in the United States.

NOTE 9 – INCOME (LOSS) OF ASSOCIATED EQUITY COMPANIES, GROUP SHARE

Key contributions break down as follows:

In € million		1999	2000	2001
Société Hôtelière des Casinos de Deauville		5	7	7
Orbis		-	3	6
Tahl	(1)	3	3	-
Other		7	12	7
Group share in income before tax		**15**	**25**	**20**

(1) Following the disposal of 18% of the Tahl shares, the company is no longer consolidated by the equity method but appears as external shares.

NOTE 10 – RESULT FROM MANAGEMENT OF HOTEL PORTFOLIO

In € million	1999	2000	2001
Capital gains or losses on sale of assets	69	25	34
Provisions on hotel properties (see note 1. D. 5)	(51)	(6)	(5)
Total	**18**	**19**	**29**

In 2000, result from management of hotel portfolio primarily encompassed capital gains on the sale of economy hotels (16 Ibis, 5 Etap and 46 Formule1 hotels) in France, Sweden and The Netherlands for € 25 million, capital gains on the sale of two Novotel properties in Spain for € 15 million as well as a capital loss on the sale of two Sofitel in France for € 5 million .

In 2001, result from management of hotel portfolio primarily includes :

- capital gains on the sale of buildings primarily in France (€ 23 million) and in Sweden (3 Ibis and 3 Formule 1 for € 1 million),
- capital gains for € 10 million on the sale of non strategic hotels (building and operations), primarily in France (12 hotels for € 14 million) in North America (7 hotels for € 2.5 million) and in the French West indies (3 hotels for € - 2.8 million),
- provisions for € 5 million on assets for which use value appeared to be lower than the net book value, mainly in the USA (US Economy Lodging for € - 5 million).

NOTE 11 – RESULT FROM MANAGEMENT OF OTHER ASSETS

In € million	1999	2000	2001
Capital gains or losses on sale of assets	62	89	74
Provisions	(19)	(10)	28
Non-operating gains (losses)	(72)	(56)	(36)
Total	**(29)**	**23**	**66**

In 2000, the € 89 million capital gain on sale of assets mainly reflects capital gains on the sale of Compass shares and on the exchange of a 23.35% interest in CNIT SA for a 1% interest in Unibail .

Non-operating losses in 2000 primarily encompass non-recurring expenses related to the deployment of the Accor 2000 projects (Reservation, Back office, Yield management), as well as charges related to the closure of certain activities (buffets railway, Brazil food services).
In 2000, pursuant to new French accounting standards, expenses related to employee profit-sharing are included in EBITDAR as personnel expenses for € 17 million.

In 2001, capital gains on assets disposal of € 74 million mainly encompasses a gain on Compas s shares (€ 60 million), on Australian catering activity disposal (€ 5 million) and on the disposal of 6% of Accor Casinos (€ 9 million).

Non operational losses of € -36 million principally include restructuring expenses for € -22 million mainly relating to the travel agency activity (€-10 million), as well as non-recurring costs of hotel activity reengeneering for € -5 million.

The € 28 million of the "provisions" item mainly includes reversal of provision for agencies restructuring, which expenses have been booked in 2001 (see non operational loss € -10 million), and reversals of provisions for geographic risks.

NOTE 12 – INCOME TAX

12.1 - Tax expense of the fiscal year (excluding exceptional items)

In € million	1999	2000	2001
Current tax and corporate tax provisions	(206)	(170)	(161)
Deferred tax income / (expense)	(10)	(77)	(77)
Group share in current and deferred tax of associated equity companies	(6)	(9)	(8)
Total	**(222)**	**(256)**	**(246)**

Profit before tax and result from management of hotel portfolio	613	770	787
Total consolidated income tax	(222)	(256)	(246)
Group apparent tax rate on profit before tax	**36.2%**	**33.2%**	**31.3%**

12.2 - Effective tax rate

In € million	1999	2000	2001
Current income before tax	613	770	787
Result of the management of other assets	(29)	23	66
Goodwill amortization	(68)	(96)	(102)
Profit before tax	**516**	**697**	**751**
Goodwill amortization	68	96	102
Elimination of intra-Group capital gains	-	3	(3)
Asset depreciation	65	5	-
Other	44	67	(43)
Total of permanent differences (non-deductible expenses)	**177**	**171**	**56**
Income subject to lower tax rates or not subject to tax (1)	**(196)**	**(238)**	**(226)**
Income taxable at current rates	**497**	**630**	**581**
Current tax rate in France	40.00%	37.76%	36.42%
Theoretical income tax at current French tax rate	**(199)**	**(238)**	**(211)**
Impact of theoretical income tax of :			
. differences in tax rate in countries other than France	21	11	8
. unutilized tax losses for the year	(39)	(23)	(42)
. utilization of tax losses from prior years	14	24	18
. tax credit resulting from timing differences not recognized in prior years	7	-	-
. losses carried forward unrecognized in prior years (2)	-	-	-
. other	(29)	(8)	(17)
Total	**(26)**	**4**	**(33)**
Income tax at current tax rate	**(225)**	**(234)**	**(244)**
Income tax at lower rates	**3**	**(22)**	**(2)**
Total consolidated income tax	**(222)**	**(256)**	**(246)**
Profit before tax and result from management of hotel portfolio	613	770	787
Total consolidated income tax	(222)	(256)	(246)
Group apparent tax rate on profit before tax	36.2%	33.2%	31.3%

(1) Primarily capital gains on asset sales.

(2) Tax losses carried forward result in deferred tax assets only when they are likely to be recovered within a reasonable time frame.

12.3-Detailed deferred tax assets and liabilities in balance sheet

In € million	1999	2000	2001
Deferred tax assets	112	126	87
Deferred tax liabilities	(172)	(217)	(237)
Net deferred taxes	**(60)**	**(91)**	**(150)**

12.4-Deferred tax assets not accounted for

On December 31, 2001, deferred tax assets not included in the financial statements amounted to € 116 million. On December 31, 2000, the amount of deferred tax not included in the financial statements was € 85 million.

NOTE 13 – EXCEPTIONAL ITEMS (NET OF TAXES AND MINORITY INTERESTS)

In € million	1999	2000	2001
Exceptional items	82	35	-

In 2000, exceptional items include a € 38 million capital gain on the sale of the Group's interest in Courtepaille (see note 2.A.2) and a € 3 million capital loss (including disposal costs) relative to the sale of the railway maintenance activities.

NOTE 14 – GOODWILL

In € million	1999	2000	2001
Goodwill (gross)	2,003	2,331	2,386
Total amortization and provision	(319)	(420)	(507)
Total net goodwill	**1,684**	**1,911**	**1,879**

In € million		1999	2000	2001
Motel 6	(40 years)	326	336	341
Red Roof Inns	(40 years)	222	239	237
Travel Agencies	(20 years)	243	230	212
Business & Leisure Hotels France	(40 years)	148	231	195
Casinos (Accor Casinos and subsidiaries)	(20 years)	113	211	194
Hotels, Australia	(40 years)	206	198	181
Economy Hotels (excluding Motel 6 and RRI)	(40 years)	109	115	119
Hotels, Asia	(20 years)	68	69	73
Hotels, Hungary (Pannonia)	(40 years)	21	21	31
Société des Hôtels and Casinos de Deauville	(40 years)	30	29	28
Hotels, Poland (Orbis)	(40 years)	-	11	17
Lenôtre	(20 years)	17	16	15
French Railway Catering	(7 years)	12	14	11
Brazilian Luncheon Vouchers (Apetik)	(40 years)	11	10	9
Other (under € 5 million)		158	181	216
Total net goodwill		**1,684**	**1,911**	**1,879**

The change in net goodwill break down as follows:

In € million	1999	2000	2001
Total net goodwill at beginning of period	**1,247**	**1,684**	**1,911**
Increase in gross value and impact of changes in the scope of consolidation :	**427**	**223**	**88**
. Services	-	-	19
. Hotels Poland (Orbis)	-	12	9
. Travel Agencies Brazil	-	-	8
. Hotels Brazil	-	-	7
. Hotels Asia (Century)	-	-	6
. Other	427	211	39
Disposal of the period :	**(16)**	**(13)**	**(36)**
. Hotels France (Jardin de Paris)	-	-	(15)
. Eurest Australia	-	-	(9)
. Tahl (Australia)	-	-	(4)
. Accor Casinos (6% of capital)	-	-	(3)
. Travel Agencies (Put Bv)	-	-	(3)
. Other	(16)	(13)	(2)
Amortization	**(68)**	**(96)**	**(102)**
Translation adjustments	**47**	**36**	**21**
Line-by-line restatement and other changes	**47**	**77**	**(3)**
Total net goodwill at end of period	**1,684**	**1,911**	**1,879**

NOTE 15 – INTANGIBLE FIXED ASSETS

In € million		1999	2000	2001
Brand name, Motel 6	(1)	196	216	228
Brand name, Red Roof Inns	(1)	119	129	136
Market share, On-board train services		75	75	75
Other networks and brand names		12	11	11
Business rights		18	17	16
Start-up costs		20	16	15
Other intangible fixed assets		184	223	250
Total (gross value)		**624**	**687**	**731**
Amortization and provision	(2)	(94)	(106)	(198)
Total (net value)		530	581	533

(1)Changes in the valuation of the Motel 6 and Red Roof brands are primarily due to fluctuations in the exchange rate of the US Dollar against Euro at the closing date (December 31, 2000 : 0.9305 - December 2001: 0.8813).

(2) The increase of total amortization as at December 31, 2001 is primarily due to the reclassification of provisions previously booked as a "provisions for liabilities and charges" (See note 24).

NOTE 16 – PROPERTY, PLANT AND EQUIPMENT

In € million	1999	2000	2001
Land	543	562	680
Buildings	3,230	3,308	3,280
Fittings	829	972	1,102
Equipment and furniture	1,463	1,584	1,708
Construction in process	603	536	625
Total gross value	**6,668**	**6,962**	**7,395**
Total amortization, depreciation and provision	(2,150)	(2,266)	(2,369)
Total net value	**4,518**	**4,696**	**5,026**

The net fixed assets variation over the period considered breaks down as follows:

In € million	1999	2000	2001
Total on January 1	**3,458**	**4,518**	**4,696**
Evolution of the scope of consolidation	1,047	33	25
Disposals	(983)	(571)	(322)
Investments of the period	1,094	1,079	942
Amortization	(354)	(377)	(399)
Translation adjustments	255	139	108
Restatements	2	(125)	(24)
Total on December 31	**4,518**	**4,696**	**5,026**

On December 31, 2001 property, plant and equipment held under capital leases totaled € 731 million (gross value), as against € 681 million on December 31, 2000.

NOTE 17 – LONG-TERM LOANS

In € million		1999	2000	2001
Hotels, Asia / Pacific	(1)	45	58	85
ABC Company (Demeure / Libertel Hotels)	(2)	47	53	55
Hotels, UK		1	31	36
Hotels, The Netherlands		25	30	31
Front de Seine Participation		28	28	28
Courtepaille		-	-	21
Hotels, US / Canada		-	19	19
Vaturi Group	(3)	51	-	-
Other		83	75	59
Total		**280**	**294**	**334**

(1) On December 31, 2001 the amount of loans granted to Thal amounted to € 63 million (See note 2.B.3).

(2) In partnership with two American investment funds, Accor has acquired in December 1999 the hotel activities of CGIS, a subsidiary of Vivendi. The hotel portfolio thereby acquired comprises 41 Libertel hotels and 8 Sofitel Demeure hotels, representing a total of 3,240 rooms.
The acquisition vehicle (ABC hotels), 30% held by the Accor Group, has simultaneously signed management contracts with Accor. In addition, on December 31, 2001, Accor lent € 55 million to ABC hotels.

(3) Pursuant to various transactions with the Vaturi group, Accor held, at January 1, 2000, interests of 5% and 2% in the companies *Financière Saresco* and *Saresco* (duty-free activities, perfumery boutiques), as well as a € 48 million loan receivable from Immtel. As part of an arbitration procedure under the supervision of the Paris commercial court, Accor has exchanged all the above assets plus the payment of € 15 million against the lease of a four hundred rooms four-star Paris hotel, managed by a competing group (effective January 1, 2009).

NOTE 18 – INVESTMENTS IN COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

In € million		1999	2000	2001
Orbis (Hotels Poland) (see note 2.B.2)	(1)	-	80	98
Société Hôtelière des Casinos de Deauville	(2)	24	28	34
Hotels Morocco (RISMA)	(3)	-	15	21
Other companies Accor Asia Pacific		15	18	18
Ambassador / Ambatel (Hotel Korea)		11	14	16
Hotel Abc		15	15	14
Sofitel St Honoré		8	8	9
Hotel Tunisia (STI)	(4)	-	-	8
Société Hôtelière Paris les Halles		2	5	6
Font de Seine participations	(5)	-	-	6
Tahl (Australia)	(6)	66	59	-
Eurest Australia	(7)	18	16	-
Other associated equity companies		45	45	36
Total		**204**	**303**	**266**

(1) Financial highlights of Orbis are as follows :

Key Figures of Orbis (in € million)	1999	2000	2001
Turnover	186	194	187
Net Income	21	21	14
Net Cash / (Net Debt)	45	15	9

(2) Financial highlights of Société Hôtelière des Casinos de Deauville are as follows :

Key Figures of SHCD (in € million)	1999	2000	2001
Turnover	144	172	183
Net Income	9	12	22
Net Cash / (Net Debt)	(50)	(70)	(56)

(3) During the first quarter of 2000, Accor was diluted down to 48% in the investment fund established by the Group in Morocco (Risma). Since January 1, 2000, Risma has been consequently consolidated by the equity method. Financial highlights of Risma are as follows :

Key Figures of Risma (in € million)	1999	2000	2001
Turnover	28	35	35
Net Income	-	2	(3)
Net Cash / (Net Debt)	(3)	(4)	(14)

(4) During the first half of 2001, Accor was diluted down to 35% in the investment fund established by the Group in Tunisia (STI). Since January 1, 2001, STI has been consequently consolidated by the equity method. There is no material debt in the investment fund.

(5) During 2001, ACCOR purchased a 40% interest in Front de Seine Participations. The financial highlights are as follows as at December 31, 2001:

Key Figures of Front de Seine Participation (in € million)	1999	2000	2001
Turnover	-	-	26
Net Income	-	-	(2)
Net Cash / (Net Debt)	-	-	(111)

(6) From 1997, Accor accounted for by the equity method the holding company Tahl, in possession of assets in Australia, up to 37.07% . During the period, Tahl shares have been reclassified as "Investments in unconsolidated companies" (See note 2.B.3).

(7) The 35% share owned in Eurest Australia was sold during the first half of 2001. A capital gain of € 5 million has been recorded on that occasion (see note 11).

NOTE 19 – OTHER FINANCIAL FIXED ASSETS

In € million		1999	2000	2001
Investment in unconsolidated companies	(1)	116	112	191
Deposits and securities		91	95	128
Total (gross value)		**207**	**207**	**319**
Provision for loss in value		(44)	(31)	(37)
Total (net value)		**163**	**176**	**282**

(1) The variance of this item is primarily due to the reclassification of Tahl shares, previously shown as "investments in companies accounted for by the equity method" (€ 23 million), and the acquisition of Européenne de Casinos shares (€ 46 million).

Main investments in unconsolidated companies break down as follows:

In € million		1999	2000	2001
Européenne de Casinos	(1)	-	-	46
Tahl	(2)	-	-	23
Bellatrix		14	14	13
Other investment in unconsolidated companies		98	84	76
Total (net value)		**112**	**98**	**158**

(1) On December 17th, 2001, Accor Casinos, subsidiary of ACCOR at 94 %, launched a takeover bid at € 52 per share and € 129.5 per convertible bond over all of Européenne de Casinos shares. This offer followed the acquisition on December 14th, 2001 of 22.7% of the capital (before dilution) of Européenne de Casinos for € 46 million by Accor Casinos.

(2) See note 2.B.3

NOTE 20 – BREAKDOWN OF FIXED ASSETS BY ACTIVITY

20.1. – Gross fixed assets by activity

In € million	HOTELS Business & Leisure	Economy	Economy United States	SERVICES	Travel Agencies	Casinos	Restaurants	On-board Train Services	Holdings and Other	2001	2000
Goodwill	489	150	730	88	295	229	59	18	328	**2,386**	**2,331**
Intangible assets	48	42	409	63	46	2	7	30	84	**731**	**687**
Property, plant and equipment	2,898	1,672	2,119	91	110	147	99	78	181	**7,395**	**6,962**
Sub-total	3,435	1,864	3,258	242	451	378	165	126	593	10,512	9,980
Long-term loans	281	15	3	1	-	-	2	3	55	**360**	**298**
Investment in associated	208	15	-	-	4	-	1	-	39	**267**	**303**
Other financial assets	125	11	78	2	7	46	1	1	48	**319**	**207**
2001 total	4,049	1,905	3,339	245	462	424	169	130	735	11,458	
2000 total	3,781	1,867	3,065	226	469	359	155	152	714		10,788

On December 31, 2001, gross fixed assets include € 3,246 million in hotel real estate, as compared to € 3,120 million on December 31, 2000.

20.2. – Geographical breakdown of gross fixed assets

In € million	France	Europe (excl. France)	North America	Latin America	Other Countries	Worldwide Structures	2001	2000
Goodwill	548	213	741	98	214	572	**2,386**	**2,331**
Intangible assets	54	96	475	35	4	67	**731**	**687**
Property, plant and equipment	2,257	1,840	2,601	222	267	208	**7,395**	**6,962**
Sub-total	2,859	2,149	3,817	355	485	847	**10,512**	**9,980**
Long-term loans	-	-	-	-	-	360	**360**	**298**
Investment in associated	-	-	-	-	-	267	**267**	**303**
Other financial assets	-	-	-	-	-	319	**319**	**207**
2001 total	2,859	2,149	3,817	355	485	1,793	**11,458**	
2000 total	2,943	1,960	3,563	295	355	1,672		10,788

NOTE 21 – OTHER RECEIVABLES AND PAYABLES

In € million		1999	2000	2001
Gross other receivables	(1)	883	955	1,016
Provision		(80)	(79)	(90)
Net other receivables		803	876	926
Gross other payables	(2)	1,083	1,241	1,064

(1) On December 31, 2001, it included :
- VAT receivables for € 162 million ;
- tax receivables for € 39 million ;
- employee organization receivables for € 10 million ;
- prepaid expenses for € 245 million ;
- deferred charges for € 160 million ;
- other receivables for € 313 million;
- deferred tax credit for € 87 million.

(2) On December 31, 2001, it included :
- personnel and employee organization payables for € 374 million ;
- corporate tax payables for € 33 million ;
- other tax payables for € 117 million ;
- VAT payables for € 50 million ;
- accrued liabilities for € 122 million ;
- other payables for € 368 million .

NOTE 22 – FULLY DILUTED SHARE CAPITAL

On December 31, 2001, Accor shares amounted to 198,893,415. The average number of shares outstanding during 2001 was 197,042,325.

In addition 5,617,322 options to subscribe to Accor shares, representing 2.82 % of the total capital, reserved to Group personnel, were outstanding on December 31, 2001 :

- 135,000 stock options exercisable from January 1999 until January 2005 at € 15.46 per share;
- 1,375,000 stock options exercisable from January 2003 until January 2006 at € 32.47 per share;
- 757,322 stock options exercisable (Stock Saving Warrants) from December 2003 until December 2007 at € 43.40 per share;
- 600,000 stock options exercisable from January 2004 until January 2007 at € 33.95 per share;
- 750,000 stock options exercisable from March 2005 until March 2008 at € 37.00 per share;
- 2,000,000 stock options exercisable from January 2004 until January 2009 at € 40.58 per share.

On this basis, the average fully diluted number of shares outstanding on December 31, 2001 is 197,803,003.

Consequently, fully diluted earnings per share is calculated as follows :

In € million	1999	2000	2001
Net income, Group share (in million)	352	447	474
Fully diluted number of shares (in thousand)	185,544	197,067	197,803
Fully diluted earnings per share	1.89	2.27	2.39

NOTE 23 – CHANGES IN MINORITY INTERESTS

In € million	
December 31, 1999	**185**
Income from minority interest for the period	28
Dividends paid to minority interests	(24)
Translation adjustments	(3)
Other changes	(45)
December 31, 2000	**141**
Income from minority interest for the period	31
Dividends paid to minority interests	(26)
Translation adjustments	(6)
Other changes	-
December 31, 2001	**140**

NOTE 24 – PROVISIONS FOR RISKS AND CHARGES

In € million		
December 31, 1999		**604**
Additions to scope of consolidation		9
Change of method		41
Allocation to current provisions		143
(Reversal) of current provisions		(154)
Translation adjustments		5
Other changes		(39)
December 31, 2000		**609**
Reclassifying	(1)	(1)
Additions to scope of consolidation		1
Allocation to current provisions		85
(Reversal) of current provisions		(136)
Translation adjustments		(1)
Other changes		(20)
December 31, 2001	(2)	**537**

(1) On January 1st, 2001, the Group performed an analysis of its provisions for risks and charges accounting nature, which led to carrying out reclassifications. The net effect is of €-1 million on the "Provisions for risks and charges" item, of which € 112 million are relating to depreciation of fixed assets and €-111 million are relating to other payables items.

(2) On December 31, 2001, the provision for risks item breaks down as follows :

- Retirement provisions	53 M€
- Litigation provisions and other	187 M€
- Fiscal and deferred tax provisions	278 M€
- Restructuring provisions	19 M€
Total December 31, 2001	**537 M€**

NOTE 25 – REPACKAGED PERPETUAL SUBORDINATED FLOATING RATE NOTES (TSDI)

In December 1990, Accor issued € 762 million in repackaged Perpetual Subordinated Floating Rate Notes (Titres Subordonnés à Durée Indéterminée).

Concurrently, Accor paid a third-party special-vehicle company an amount of € 170 million with a double effect :

- this company committed itself to buy out at the end of the fifteenth year the repack Perpetual Subordinated Floating Rate Notes from the various lenders, who committed themselves to sell them;
- it already committed itself towards Accor not to reclaim as from then the principal and interest on these notes.

The notes issue generated net amount of € 592 million, recorded as a liability as of the issue date.

Since the notes are subordinated, Accor may temporarily suspend semi-annual payments of interest and principal in the event of exceptional financial difficulties. In this case, accrued interest would be capitalized.

The notes carry a market-based variable interest rate for a 15-year period (PIBOR + Margin). The swap transaction enabling principal repayment to be fixed while leaving the after-tax interest rate variable (based on market rates) was the object of an investment reimbursed in February 2000.

Taxes are spread over the life of the issue, in proportion to financial expense incurred.

The validity of the accounting treatment of this issue was confirmed to Accor by the French Tax Authorities in the early 1993.

NOTE 26 – EXCHANGEABLE BONDS

- **Exchangeable bonds**

In March 1999, Accor has issued bonds exchangeable into Compass shares for an amount of € 434 million in the form of 433,484 bonds of € 1,000 par value, bearing interest at 1%, and exchangeable into Compass shares on the basis of 70.8215 Compass shares per bond beginning in May 1999. Holders of the bonds will have the option to either exchange them for Compass shares or be redeemed in cash at par.

On December 31, 2000, the merger of Granada Plc and Compass Plc had not led to any changes in the exchange ratio of the bonds exchangeable into Compass shares (70.8215 Compass-Granada Plc for each exchangeable bond).
After the end of 2001, Granada-Compass announced the demerger of its media activities (Granada Plc) and its food service and lodging activities (Compass Plc). Following the demerger, Accor has called a general meeting of holders of exchangeable bonds to approve the exchange of Accor exchangeable bonds for 70.8215 Granada Plc shares and 70.8215 Compass Plc shares, up to March 2002.

On December 31, 2001, the exchangeable bonds are shown as short-term debt as the maturity of this financial instrument is March, 2002.

NOTE 27 – TOTAL LONG-TERM DEBT

In € million	1999	Actual interest rate 1999 %	2000	Actual interest rate 2000 %	2001	Actual interest rate 2001 %
EURO	1,854	4.21	1,680	4.35	1,822	3.74
US Dollar	1,238	6.27	1,325	6.76	1,543	4.20
Australian Dollar	199	5.47	234	6.29	163	4.45
Canadian Dollar	17	5.57	14	5.90	-	-
Swiss Franc	12	5.13	12	5.16	15	4.50
Japanese Yen	20	0.42	8	1.12	11	0.38
Swedish Crown	22	4.28	15	4.34	2	4.57
Pound Sterling	-	-		-	-	-
Other currencies (*)	14	-	24	-	95	-
Sub-total, all currencies	**3,376**	**5.37**	**3,312**	**5.51**	**3,651**	**4.15**
Capital leases	268	-	246	-	253	-
Short-term financial debt and overdraft	531	-	560	-	187	-
Total debt	**4,175**	**-**	**4,118**	**-**	**4,091**	**-**

(*) BRL € 38 million and PLN € 30 million on December 31, 2001.

This analysis was carried out taking currency swaps and interest rates into account.

Long-term financial debt	2,997	-	3,397	-	3,441	-
Short-term financial debt and overdraft	1,178	-	721	-	650	-
Total debt	**4,175**	**-**	**4,118**	**-**	**4,091**	**-**

Debt maturity is as follows :

In € million	1999	2000	2001
Year N + 1	1,222	721	650
Year N + 2	692	1,172	375
Year N + 3	1,193	340	295
Year N + 4	262	132	1,341
Year N + 5	128	1,335	1,297
Year N + 6	283	314	25
Beyond	395	104	108
Total long-term debt	**4,175**	**4,118**	**4,091**

As at December 31, 2001, Accor carries several unutilized confirmed credit lines with maturities of over one year, for a total of € 1,415 million, expiring between June 2003 and December 2006. Subsequently, short-term financing, which the Group expects to renew, have been reclassified as long-term debt for a same amount of € 1,415 million .

Fixed / Variable interest rate of the financial debt
(excluding capital leases and other financial short term debt)

	Fixed-Rate Debt			Variable-Rate Debt			Total Debt	
in € million	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate
December 1999	1,522	4.37%	45%	1,854	5.62%	55%	3,376	5.06%
December 2000	1,676	4.78%	51%	1,636	6.26%	49%	3,312	5.51%
December 2001	1,723	4.51%	47%	1,928	3.82%	53%	3,651	4.15%

On December 31, 2001, fixed-rate indebtedness is primarily denominated in Euro (69%) and US dollar (30%). Variable interest-rate debt was primarily denominated in USD (53%), EUR (33%) and AUD (8%).

NOTE 28 – NET INDEBTEDNESS

In € million	1999	2000	2001
Repackaged perpetual subordinated	363	270	214
Convertible bonds	291	-	-
Long-term exchangeable bonds	434	434	-
Other long-term debt	1,667	2,477	3,007
Capital leases	242	216	220
Short-term financial debt	831	251	537
Overdraft	347	470	113
Total financial debt	**4,175**	**4,118**	**4,091**
Short-term loans	(138)	(79)	(47)
Marketable securities	(619)	(792)	(830)
Cash and equivalents	(488)	(599)	(264)
Receivables related to assets sales	(265)	(102)	(101)
Net financial debt	**2,665**	**2,546**	**2,849**

Net financial debt at the beginning of the period	**1,834**	**2,665**	**2,547**
Changes in long-term debt	617	468	(439)
Changes in short-term net financial debt	(247)	(680)	686
Other structural and currency changes (1)	289	(70)	54
Change in receivables related to assets sales	172	164	1
Total changes for the period	**831**	**(118)**	**302**
Net financial debt at the end of the period	**2,665**	**2,547**	**2,849**

(1) Long-term debt

NOTE 29 – BREAKDOWN OF CONSOLIDATED CASH FLOW FROM OPERATIONS

In € million	1999	2000	2001
Consolidated net income, Group share	352	447	474
Minority interests	24	28	31
Depreciation, amortization and provision	426	524	545
Net income from associated equity companies, Group share,	1	(11)	(6)
Deferred taxes	10	77	77
Financial provisions and provisions on assets management	105	12	(44)
CONSOLIDATED CASH FLOW	**918**	**1,077**	**1,077**
Net realized capital (gains)/ losses on asset sales	(213)	(149)	(108)
Non-operating losses/ (profit)	73	56	36
CONSOLIDATED CASH FLOW FROM OPERATIONS	**778**	**984**	**1,005**

Breakdown of cash flow from operating activities :

In € million	1999	2000	2001
Consolidated cash flow	918	1,077	1,077
Net realized capital (gains)/ losses on asset sales	(213)	(149)	(108)
Decrease / (increase) in working capital	14	116	(115)
CASH FLOW FROM OPERATING ACTIVITIES	**719**	**1,044**	**854**

NOTE 30 – PAYROLL

Total payroll amounted to € 2,388 million at December 31, 2000 and to € 2,460 million at December 31, 2001. It includes employee profit-sharing (see note 1.J.)

Fees paid by various Group companies to Members of the Supervisory Board amounted to € 0.930 million of which, € 0.276 million were paid by ACCOR S.A.

NOTE 31 – LITIGATION

Several associates of companies managing under mandate Formule 1 hotels and Etap hotels in France have filed claims in professional courts (*Conseils de Prud'hommes* of Evry and Paris) against Group subsidiaries operating these units, in order to obtain the re-qualification of their contracts from management contracts to employment contracts.

The above mentioned professional courts have stated that they are qualified to hear these claims, and the Paris Court of Appeal in a December 21, 2000 and a June 7, 2001 ruling has confirmed this statement for the Paris *Conseil de Prud'hommes.*
Consequently, the Paris *Conseil de Prud'hommes* should imminently issue an initial ruling regarding the amount of compensation claimed by the plaintiffs during the first half of 2002.

The Group subsidiaries have filed suit to obtain the annulement of the Paris Court of Appeal ruling.

The 2001 consolidated financial statements take into account the Group's financial valuation of the risk associated to these claims.

On December 31, 2001, there is no other relevant litigation.

NOTE 32 – OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2001

- Guarantees on loans and overdrafts given to associated equity companies and non consolidated companies totaled € 27 million.

- Accor and IFIL have amended their agreement of December 5, 1991 regarding their joint subsidiary Sifalberghi and concerning Accor's commitment to purchase from IFIL 25% of Sifalberghi.
  IFIL now benefits from the following commitments :

  IFIL may exercise an option between July 1, 1999 and December 31, 2005. The price of this option will be based on a formula taking into account net book value, unrealized capital gains on the real estate portfolio, and goodwill.

  This commitment was valued at € 32 million on December 31, 2001.

- As part of a 10-year management contract relative to the Mercure Sydney Railway Square hotel, opened on the fourth quarter of 1998, Accor has granted the owner of the property a put option, exercisable after January 1, 2004, to acquire the hotel property for € 46 million. Construction costs born by the owner totaled approximately € 63 million.

- In September 2001, Accor sold 2,500,000 put options at an exercise price of € 26.3 per share, with a maturity set on September 20, 2002. A premium of € 2 per share has been collected on that occasion. The Accor share price on December 31, 2001 (€ 40.83 per share) being superior to the exercise price of € 26.3, the premium has been posted as a result and is shown in the "Result from management of other assets". At maturity, if the price is below € 26.3, Accor's commitment would amount to the difference between € 26.3 and the share quotation for each of the 2,500,000 options.

- Within the framework of the agreements signed between Colony and Accor during the acquisition of Novotel Paris Tour Eiffel (former NIKKO), the american investment fund Colony has a put option on 60% of Front de Seine Participations shares, between the fifth and the seventh years. The price will be based on 10 times the EBITDA minus debts. On the basis of the 2001 financial data, this commitment has been valued to € 17 million as on December31, 2001.

- Other commitments given total € 85 million.

NOTE 33. MAIN SUBSIDIARIES AND CONSOLIDATED FINANCIAL INVESTMENTS AT DECEMBER 31, 2001

FRANCE

□	SOFITEL INT.	100.00%
□	SIHN	100.00%
□	PIH	100.00%
□	MIH	100.00%
□	S.E.H.S.	97.70%
□	HOT. NICE CENTRE (1)	45.00%
□	S.P.F.H.	100.00%
●	FINANC. COURT (1)	20.00%
●	LENOTRE	98.67%
*	ACCOR CASINO SA	94.00%
*	SFPTH SA	99.48%
*	DEVIMCO	99.97%
*	Accor Réservation Service	100.00%
*	S.H.C.D. (1)	34.90%
*	Académie Accor	100.00%
□ *	Frantour SA	100.00%
▲*	Go Voyages (1)	38.50%
*	RESTAUPRO	99.96%
*	FRENCH LINE DIFF (1)	43.87%
■	ACCOR SERVICES France	100.00%

EUROPE

AUSTRIA

□	Accor GmbH	100.00%
■	ACS Austria	96.20%

BELGIUM

□	Accor Hôtels Belgium	98.64%
□	Accoordination	99.22%
■	Accor T.R.B.	100.00%
▲	W.L. Tourisme (2)	49.74%
*	CIWLT	99.48%

DENMARK

▲	World Tourist (2)	49.74%
□	Accor Hôtels Denmark	100.00%

GERMANY

□	Accor Hôtellerie DTC	100.00%
■	ACS Deutschland	95.00%
□	Accor H. Mercure Mgt	50.97%

GREECE

□	SH Athènes Centre (1)	41.82%

HUNGARY

□	Pannonia	80.43%
■	Incentive House	97,78%

ITALY

●■	Gemeaz	94.64%
□	Sifalberghi	72.62%
*	Scapa Italia	97.00%
◆	Treno	99.48%
□	Famosa Immobiliaria	72.62%
□	Notteri Resort	86.31%

THE NETHERLANDS

□	Novotel Nederland	100.00%
□	Nhere BV	100.00%
□	MMH	100.00%
□	Postiljon	100.00%

POLAND

□	Orbis (1)	25.00%

PORTUGAL

■	ESA	94.50%

SPAIN

□	Novotel Espagne	100.00%
▲	Viajes Ecuador (2)	49.74%

SWEDEN

■	Rikskuponger	99.90%
□	Good Morning Hotels	100.00%

SWITZERLAND

□	Novotel International	100.00%

UNITED KINGDOM

□	Accor UK Business & Leisure	100.00%
□	Accor UK Economy hotel Ltd	100.00%
▲	WLT Travel UK (2)	49.74%
■	Luncheon vouchers	99.74%

LATIN AMERICA

ARGENTINA

■	Servicios Ticket	88.00%

BRAZIL

□	H.A.B SA	71.31%
● ■	T.S. do Brasil	49.99%
*	DALKIA	49.99%

MEXICO

▲	WLT Mexicana	99.48%
■	Accor Servicios Emp.	97.50%

CHILE

■	TR Chili	74.35%

ASIA-PACIFIC

□	AAPC : Accor Asia Pacific Corp.	100.00%
▲	HQ Asia (2)	49.74%

OTHER COUNTRIES

□	Saudi Hotels Management	60.00%

NORTH AMERICA

CANADA

□	Group Accor of Canada	100.00%
▲	Carlson Canada (2)	49.74%

UNITED STATES

□	Accor North America	100.00%
□	IBL Ltd	99.90%
□	Sofitel USA	100.00%
□	Red Roof Inns	99.90%
□	Accor Lodging North Am.	100.00%
▲	Carlson USA (2)	49.74%

AFRIQUE

IVORY COAST

□	Société Abidjanaise	74.92%

MOROCCO

□	RISMA (1)	47.53%

SENEGAL

□	SPHU	92.89%

ZIMBABWE

□	Rainbow Tourism (1)	35.00%

(1) Associated equity company
(2) Company consolidated through proportional integration
(*) Companies entering the scope of consolidation in 2001

NB 1 : Percentage indicates Group interest.
NB 2 : A comprehensive list of consolidated subsidiaries and equity holdings is available to Company Shareholders upon request.

□ Hotels	■ Services	◆ Onboard Train Services
▲ Travel Agencies	● Public Restaurants and Institutional Catering	* Other Services

ACCOR

COMPANY'S 2001 RESULTS

BILAN AU 31 DECEMBRE 2001

ACTIF (en milliers d'euros)	Notes	Décembre 1999 net	Décembre 2000 net	Décembre 2001 net
ACTIF IMMOBILISE				
Immobilisations incorporelles				
. Frais d'établissement	(2-3-4)	847	251	
. Licences,marques,droits et valeurs similaires	(2-3-4)	57 544	58 786	58 692
. Fonds commercial	(2-3-4)	24 050	22 768	36 834
. Autres immobilisations incorporelles	(2-7)	4 230	3 551	2 436
. Avances et acomptes	(2)	105	196	740
Total immobilisations incorporelles		**86 775**	**85 552**	**98 702**
Immobilisations corporelles				
. Terrains	(2-4)	13 432	7 202	7 164
. Constructions	(2-4)	58 206	53 089	58 749
. Installations techniques,matériel et outillage in	(2-4)	14 222	9 885	7 407
. Autres immobilisations corporelles	(2-4)	12 167	14 803	47 733
. Immobilisations corporelles en cours	(2)	66 732	4 430	2 092
. Avances et acomptes	(2)	1 280	1 178	176
Total immobilisations corporelles		**166 037**	**90 587**	**######**
Immobilisations financières				
. Participations	(2-6-7-17)	4 136 390	4 517 495	#######
. Créances rattachées à des participations	!-7-11-17-2	1 737 207	1 891 124	#######
. Autres titres immobilisés	(2-7-11-17)	7 196	17 132	3 566
. Prêts	(2-7-11- 20	37 947	68 198	69 880
. Autres immobilisations financières	(2-7-11-20)	95 519	53 901	93 565
Total immobilisations financières		**6 014 258**	**6 547 850**	**######**
Total actif immobilisé		**6 267 071**	**6 723 989**	**######**
ACTIF CIRCULANT				
Stocks et en cours				
. Matières premières et autres approvisionnements		145	104	
. Marchandises	(7)	291	32	46
. Avances et acomptes versés sur commandes	(5)	1 295	619	510
Créances				
. Clients et Comptes rattachés	i-7-11-17-2	64 121	136 525	129 627
. Autres créances	i-7-11-17-2	483 110	500 031	495 203
. Valeurs mobilières de placement	(8-11)	40 519	75 675	3 049
. Disponibilités	(11)	53 704	134 985	4 511
. Fonds réservés		229 597	258 906	
Total actif circulant		**872 782**	**1 106 877**	**######**
COMPTES DE REGULARISATION				
. Charges constatées d'avance	(20)	24 221	19 726	11 708
. Charges à répartir sur plusieurs exercices	(9)	31 790	38 242	41 055
. Prime de remboursement des obligations	(20)			2 444
. Ecarts de conversion actif	(10)	51 347	103 373	42 603
Total comptes de régularisation		**107 358**	**161 341**	**97 810**
TOTAL ACTIF	(1)	**7 247 211**	**7 992 207**	**######**

BILAN AU 31 DECEMBRE 2001

PASSIF (en milliers d'euros)	Note	Décembre 1999 net	Décembre 2000 net	Décembre 2001 net
CAPITAUX PROPRES				
. Capital	(13)	556 446	594 974	596 680
. Primes d'émission, de fusion,	(13)	1 501 859	1 789 216	#######
. Ecarts de réévaluation	(13)			
. Réserve légale	(13)	57 549	57 549	59 497
. Réserves réglementées	(13)	77 707	77 707	77 707
. Autres réserves	(13)	45 019	45 019	45 019
. Report à nouveau	(13-14)	325 894	347 327	507 174
. Résultat de l'exercice	(1-13-14)	243 983	406 385	315 905
. Subventions d'investissement		41	32	23
. Provisions réglementées	(7-13)	13 299	11 682	10 473
Total capitaux propres		**2 821 796**	**3 329 891**	######
T S D I RECONDITIONNE	(12-15)	**483 483**	**475 229**	######
PROVISIONS POUR RISQUES ET CHARGES				
. Provisions pour risques	(7)	70 972	29 124	74 801
. Provisions pour charges	(7)	20 416	23 094	16 503
Total provisions pour risques et charges		**91 388**	**52 218**	**91 304**
DETTES				
. Emprunts obligataires convertibles	2-19-20-1	747 774	436 786	436 786
. Autres emprunts obligataires	(12-19-20)	635 885	635 913	#######
. Emprunts et dettes auprès des établ. de crédit	1-12-19-2	440 865	573 669	337 972
. Emprunts et dettes financières diverses	2-17-19-2	1 618 402	1 961 849	#######
. Avances et acomptes reçus sur commandes en cours		135	196	203
. Dettes fournisseurs et comptes rattachés	(12-17-20)	37 324	69 589	59 935
. Dettes fiscales et sociales	(12-20)	37 133	40 720	37 872
. Dettes sur immobilisations et comptes rattaché	(12-20)	12 641	4 968	3 599
. Autres dettes	(12-20)	1 712	33 691	11 971
. Titres de services à rembourser	(20)	266 159	271 166	
Total dettes		**3 798 030**	**4 028 547**	######
COMPTES DE REGULARISATION				
. Produits constatés d'avance	(20)	2 933	1 259	5 119
. Ecarts de conversion passif	(10)	49 581	105 063	41 442
Total comptes de régularisation		**52 514**	**106 322**	**46 561**
TOTAL PASSIF	(1)	**7 247 211**	**7 992 207**	######

COMPTE DE RESULTAT AU 31 DECEMBRE 2001 (en milliers d'euros)	Note	Décembre 1999	Décembre 2000	Décembre 2001
PRODUITS D ' EXPLOITATION				
. Ventes de marchandises		407	7	178
. Production vendue (biens et services)		374 177	464 937	478 565
CHIFFRE D'AFFAIRES NET	(22)	**374 584**	**464 944**	**478 743**
. Production stockée		-	-	-
. Production immobilisée		352	74	642
. Subventions d'exploitation		130	576	169
. Repr./amort. et prov., trsfts de charges		35 194	20 761	23 034
. Autres produits		18	4 143	10
Total des produits d'exploitation		**410 277**	**490 498**	**502 598**
CHARGES D ' EXPLOITATION				
. Achats de marchandises		400	12 047	12 586
Variation de stock		1 322	270	30
. Achats de matières premières et autres approvisionnemer		1 259	1 113	194
Variation de stock		124	48	
. Autres achats et charges externes	(18)	280 322	322 552	351 069
. Impôts, taxes et versements assimilés		11 002	14 270	15 836
. Salaires et traitements		53 941	59 399	59 270
. Charges sociales		24 206	26 377	26 245
. Dotations aux amortissements et provisions				
Sur immobilisations : dotations aux amort	(9)	34 821	28 607	29 304
Sur immobilisations : dotations aux provisions		-	510	255
Sur actif circulant : dotations aux provisions		5 466	6 258	5 831
Pour risques et charges : dotations aux provisions		3 183	7 231	3 090
. Autres charges	(24)	4 866	2 762	3 044
Total des charges d'exploitation		**420 913**	**481 444**	**506 755**
RESULTAT D ' EXPLOITATION		**(10 636)**	**9 054**	**(4 157)**
. Perte supportée ou bénéfice transféré		**0**	**1**	**1**
PRODUITS FINANCIERS				
. De participations	(17)	309 271	476 184	475 801
. D'autres valeurs mobilières et créances de l'actif immobili		4 961	2 358	5 822
. Autres intérêts et produits assimilés	(17)	29 882	36 367	29 761
. Reprises sur provisions et transferts de charges		60 845	77 771	14 803
. Différences positives de change		7 490	4 247	9 891
. Produits nets sur cessions de valeurs mobilières de placer		-	2 403	
Total des produits financiers		**412 449**	**599 330**	**536 078**
CHARGES FINANCIERES				
. Dotations aux amortissements et aux provisions		24 262	43 645	371 431
. Intérêts et charges assimilées	(17)	205 457	240 985	257 627
. Différences négatives de change		5 387	7 838	9 251
. Charges nettes sur cessions de valeurs mobilières de plac		-	-	-
Total des charges financières		**235 106**	**292 468**	**638 309**
RESULTAT FINANCIER		**177 343**	**306 862**	**(102 231)**
RESULTAT COURANT AVANT IMP	(26)	**166 707**	**315 917**	**(106 387)**
PRODUITS EXCEPTIONNELS				
. Sur opérations de gestion		5 041	6 826	4 057
. Sur opérations en capital		110 075	257 010	478 360
. Reprises sur provisions et transferts de charges		82 642	11 773	5 794
Total des produits exceptionnels		**197 758**	**275 609**	**488 211**
CHARGES EXCEPTIONNELLES				
. Sur opérations de gestion		3 247	5 400	3 897
. Sur opérations en capital		132 871	192 197	107 010
. Dotations aux amortissements et aux provisions		7 403	7 345	2 284
Total des charges exceptionnelles		**143 522**	**204 942**	**113 191**
		1		
RESULTAT EXCEPTIONNEL	(28)	**54 236**	**70 667**	**375 020**
. Participation des salariés aux fruits de l'expansion				
. Impôts sur les bénéfices	(26)	(23 040)	(19 803)	(47 274)
TOTAL DES PRODUITS		**1 020 483**	**1 365 437**	**1 526 887**
TOTAL DES CHARGES		**776 500**	**959 052**	**1 210 982**
BENEFICE OU PERTE	(21)	**243 983**	**406 385**	**315 905**

NOTE 2

ETAT DE L'ACTIF IMMOBILISE
Au 31 DECEMBRE 2001
(en milliers d'euros)

Rubriques et postes	Valeur brute au début de l'exercice	Acquisitions créations et virements de poste à poste		Cessions, mises hors service et virements de poste à poste		Valeur brute à la fin de l'exercice
Immobilisations incorporelles						
- Frais d'établissement	2 979					2 979
- Licences, Marques, droits et valeurs similaires	64 156	4 048		2 381		65 823
- Fonds commercial	47 090	15 245		233		62 102
- Autres immobilisations incorpore	4 061	2 302		2 944		3 419
- Avances et Acomptes	196	328		2		522
	118 482	**21 923**		**5 560**		**134 845**
Immobilisations corporelles						
- Terrains	7 260	1 085		1 105		7 240
- Constructions	107 310	20 782		8 175		119 917
- Installations techniques, matériel et outillage industriels	42 182	2 710		5 671		39 221
- Autres immobilisations corporell	33 436	41 291		8 814		65 913
- Immobilisations corporelles en c	4 430	2 091		4 429		2 092
- Avances et acomptes	1 177	126		1 128		175
	195 795	**68 085**		**29 322**		**234 558**
Immobilisations financières						
- Participations	4 927 378	524 120	(1)	46 600		5 404 898
- Créances rattachées à des participations	1 893 471	596 036	(2)	174 994	(3)	2 314 513
- Autres titres immobilisés	18 785	2 657		16 297	(4)	5 145
- Prêts	71 888	4 334	(5)	2 247		73 975
- Autres immobilisations financièr	54 228	40 639	(6)	201	(7)	94 666
	6 965 750	**1 167 786**		**240 339**		**7 893 197**
Total actif immobilisé	**7 280 027**	**1 257 794**		**275 221**		**8 262 600**

(1) dont 174 milliers d'euros provenant des autres titres immobilisés
et 411 092 milliers d'euros provenant de la plus-value d'apport à ACCOR Services France

(2) dont 136 915 milliers d'euros provenant des écarts de conversion
et 207 milliers d'euros provenant des autres créances

(3) dont 232 milliers d'euros apportés à la filiale ACCOR Services France

(4) dont 174 milliers d'euros transférés au poste participations

(5) dont 1 850 milliers d'euros provenant des écarts de conversion

(6) dont 9 964 milliers d'euros correspondant à l'acquisition de 246 661 actions propres

(7) dont 195 milliers d'euros apportés à la filiale ACCOR Services France

Les informations ci-après constituent l'Annexe au bilan, avant répartition de l'exercice clos le 31 décembre 2001, dont le total est de 8 118 380 milliers d'euros et au compte de résultat de l'exercice dégageant un bénéfice de 315 905 milliers d'euros.
L'exercice a une durée de 12 mois, recouvrant la période du 1er janvier 2001 au 31 décembre 2001.

Les notes 1 à 29 ci-après font partie intégrante des comptes annuels.

NOTE 1

REGLES ET METHODES COMPTABLES

Les conventions générales comptables ont été appliquées, dans le respect du principe de prudence, conformément aux hypothèses de base qui ont pour objet de fournir une image fidèle de l'entreprise :
- continuité de l'exploitation
- permanence des méthodes comptables d'un exercice à l'autre
- indépendance des exercices

La méthode de base, retenue pour l'évaluation des éléments inscrits à l'actif du bilan, est celle selon les cas, du coût historique, de la valeur d'apport, de la valeur réévaluée.

Les principales méthodes utilisées sont les suivantes :

a) Les immobilisations incorporelles

Les frais d'établissement (frais d'augmentation de capital) sont amortis sur 5 ans.
Les fonds de commerce hôteliers sont amortis linéairement sur 40 ans.
Les logiciels sont amortis entre 2 et 4 ans, selon leur durée probable d'utilisation.

b) Les immobilisations corporelles

Les immobilisations corporelles sont évaluées à leur coût d'acquisition et les amortissements pour dépréciation sont calculés suivant le mode linéaire, en fonction de la durée de vie prévue :
- constructions entre 30 et 45 ans
- agencements et installations entre 5 et 10 ans
- autres immobilisations corporelles entre 3 et 10 ans

c) Les immobilisations financières

Les participations et les autres titres immobilisés, lorsque la situation financière le justifie, font l'objet de provisions jusqu' à hauteur de l'actif net détenu, si leur rentabilité future n'est pas assurée. La dépréciation s'opère sur les titres puis sur les comptes courants et , ensuite si nécessaire, une provision pour risque est constituée.

d) Les stocks

Tous les stocks sont évalués selon la méthode "premier entré, premier sorti ."

e) Les charges à répartir

Les frais d'acquisition sur immobilisations corporelles ou financières sont amortis sur 5 ans .
Les frais d'émission d'emprunts sont amortis sur la durée de l'emprunt.
Les frais liés au développement de systèmes informatiques sont amortis sur la durée d'utilité des systèmes.

f) Les créances

Les créances sont valorisées à leur valeur nominale. Une provision pour dépréciation est pratiquée, lorsque la valeur d'inventaire est inférieure à la valeur comptable.

g) Valeurs mobilières de placement

Les valeurs mobilières sont enregistrées à leur coût d'acquisition. En cas de dépréciation une provision est calculée en fin d'exercice en fonction de la valeur boursière sur le marché.

h) Provisions réglementées

Les immobilisations du secteur hôtelier, qui peuvent être amorties fiscalement en mode dégressif, donnent lieu à un calcul d'amortissements dérogatoires pour l'excédent des amortissements fiscaux par rapport aux amortissements économiques calculés en mode linéaire.

i) Opérations en devises

Les charges et produits sont enregistrés pour leur contre- valeur à la date de l'opération.
Les dettes, créances et disponibilités en devises sont converties au taux de clôture.
Les différences résultant de cette conversion figurent en compte de régularisation.
Les prêts et emprunts libellés dans une même devise, dont les termes sont suffisamment voisins ne donnent pas lieu à constitution d'une provision pour risque de change.

j) Risques de change

Lorsqu'Accor convertit de la trésorerie EUR en devises afin de couvrir en partie les besoins de financement de ses filiales étrangères, les risques de change afférents à ces prêts sont couverts par des swaps de devises dont l'échéance concorde avec celle des prêts aux filiales.

k) Impôts sur les sociétés

ACCOR bénéficie du régime d'intégration fiscale défini par la loi du 31/12/87. Ce régime permet sous certaines conditions, de compenser les résultats fiscaux des sociétés bénéficiaires par les déficits des autres sociétés. Le régime applicable est celui défini aux articles 223 A et suivants du CGI.
Le résultat de l'intégration est compris dans le bilan de la société ACCOR mère.

NOTE 3

IMMOBILISATIONS INCORPORELLES

- Frais d'établissement
Les frais d'établissement sont les frais d'augmentation de capital, amortis chaque année au taux de
- Licences, Marques, droits et valeurs similaires
Essentiellement valorisation de la marque NOVOTEL
Droits d'utilisation en Asie et en Australie des marques Ibis, Formule 1, Mercure, Novotel et Sofitel
- Fonds commercial et droit au bail
Essentiellement des fonds de commerce de 63 hôtels NOVOTEL et 5 hôtels MERCURE.

NOTE 4

ETAT DES AMORTISSEMENTS
Au 31 DECEMBRE 2001
(en milliers d'euros)

Rubriques et postes	Montant au début de l'exercice	Augmentations	Diminutions	Montant à la fin de l'exercice
Immobilisations incorporelles				
- Frais d'établissement	2 728	251		2 979
- Licences, Marques, droits et valeurs s	5 369	2 799	1 038	7 130
- Fonds commercial	24 322	1 028	81	25 269
	32 419	**4 078**	**1 119**	**35 378**
Immobilisations corporelles				
- Terrains	58	18		76
- Constructions	54 221	8 070	1 123	61 168
- Installations techniques, matériel et outillage industriels	32 297	3 635	4 118	31 814
- Autres immobilisations corporelles	18 633	5 872	6 326	18 179
	105 209	**17 595**	**11 567**	**111 237**
Total actif immobilisé	**137 628**	**21 673**	**12 686**	**146 615**

NOTE 5

CREANCES (1)
(en milliers d'euros)

	Montants bruts
Avances et acomptes versés sur commandes	***510***
Clients et comptes rattachés	***141 089***
Autres créances	***539 242***
Fournisseurs	7 975
Personnel	147
Organismes sociaux	0
Etat	81 499
Groupe et associés	431 835
Débiteurs divers	17 786
Total	**680 841**

(1) y compris avances et acomptes versés sur commandes

NOTE 6

MOUVEMENTS DES TITRES DE PARTICIPATION EN 2001

Acquisitions ou souscriptions nouvelles	Nombre de titres acquis	Montant (en K Euros)	% de détention au 31/12/2001
TRAVEL ON CLIC	1 030	53	12,97%
SIH BAS DU FORT	499 988	4 328	99,99%
SAUDI HOTELS MANAGEMENT SAL	6 000	174	60,00%
ACCOR CESKA REPUBLIKA	10 000	28	100,00%
SOFITEL VENISE	500 000	7 000	20,00%
OHADA.COM	8 000	20	2,00%
CIE ITALIENNE DE TOURISME HOLDING SPA	1 239 343	2 637	3,00%
THE LEADING COMPANY FOR HOTELS (EN CONSTITUTION)	180 000	2 796	42,86%
CORPORATE INSURANCE BROKER HUNGARY KFT	28 000	105	56,00%
ACCOR SERVICES BULGARIA	1	3	100,00%
WESTWELL GROUP S.A.	1 864 040	2 209	100,00%
LUNCHE COMPANY	17 600	224	19,46%
SARL PARIS CLICHY	198	76	0,69%
FRONT DE SEINE PARTICIPATIONS	6 000	600	40,00%
SHOPA 2000	14 800	226	37,00%
Total		20 479	

Compléments de participation	Nombre de titres acquis	% acquisition		Montant (en K Euros)	% de détention au 31/12/2001
SH BAS DU FORT	53 559	30,98%	(1)	920	83,54%
ACCOR RESERVATION SERVICES	97 501	0,27%	(2)	5 282	99,99%
WL DIFFUSION	1 600	4,00%		24	38,66%
LENOTRE	639	0,07%		29	97,92%
SELECTOUR FINANCES	80 882	0,69%	(3)	610	48,21%
PANONIA HOTELS RT	28 140	0,41%		321	35,85%
NOVOTEL CANADA INC	89	0,03%		362	99,99%
HOLPA	######	8,52%		7 645	33,74%
ORBIS	######	5,00%		11 776	25,00%
ACCOR HOTEL DENMARK	15 000	0,00%	(3)	2 010	100,00%
NAEMA BAY TOURISM CY	20 000	0,33%	(3)	579	23,01%
SPATA AIRPORT HOT. CY	######	0,00%	(3)	587	20,00%
RISMA	######	1,92%	(3)	8 649	43,55%
CHP	8 892	11,12%		178	98,92%
SIET	######	0,00%	(3)	34 960	100,00%
SH DU DIAMANT	5 445	39,39%	(1)	815	100,00%
SHT PLM CARAIBES	######	0,00%	(2)	7 505	99,99%
CORPORATION HOTELERA DEL CUSCO	######	21,66%	(b)	437	39,00%
NOTTERI RESORT SRL	######	0,00%	(2)	414	19,35%
SOCIEDAD IMMOBILIARIA DE MEXICO (MONTERR	######	0,00%	(3)	1 348	99,96%
SOGECOL	71 745	1,03%	(3)	184	76,47%
HOTELES ACCOR DE ARGENTINA	######	0,00%	(3)	2 858	100,00%
KATERINSKA HOTEL SPOL	2 999	0,00%	(3)	9 122	100,00%
TUNISIA HOTEL RESORT	4 839	21,51%		290	72,51%
ACCOR ACADEMIE	0	0,00%	(3)	45	99,99%
SERVICATE	1 842	4,61%		33	89,22%
INCENTIVE HOUSE France	75	0,15%		1	91,89%
SOLTIS BV	######	43,40%	(a)	230	71,84%
SEREMCA	1 050	1,00%		512	51,60%
RESTKUPON SPOL SRO	68	0,51%		77	95,07%
ACCOR SERVICE EMPRESARIALES	######	1,00%		1 015	77,00%
TANIT INTERNATIONAL	47 000	2,17%	(1)	374	100,00%
ASESORIA	2 070	13,34%		3 252	91,11%
SERVICIOS TICKET	63 000	3,00%		1 714	78,00%
INCENTIVE HOUSE HUNGARY LTD	300	2,14%	(3)	116	97,14%
BEIJING YAGAO MEAL SERVICE CARD COMPANY	0	0,00%	(3)	1 247	85,00%
ACCOR RADHAKRHISNA MEAL SERV	######	6,23%	(3)	1 684	68,52%
CORPORATE SERVICES SAL	######	0,00%	(3)	237	75,00%
SEREMCOL	82 533	22,74%	(3)	437	89,18%
MENU UND GESCHENKVOUCHER GMB	47	0,30%	(3)	464	97,30%
SPARHE	13 500	27,00%		4 040	99,99%
SGGH	2 500	50,00%	(a)	13	99,96%
SH EGLETONS	######	0,00%	(2)	564	99,67%
RELAIS D'ARMOR	2 238	74,60%	(1)	1 130	99,97%
SA HOTELS DE TRADITION	3 940	1,07%		163	99,93%
SCI PRESTIGE HOTEL DE BORDEAUX	9 720	97,20%	(a)	10 431	97,22%
VALBOTEL	33 000	8,05%		415	58,95%
CIE HOTELIERE DE LYON	70	0,02%		1	99,98%
Total				125 100	

MOUVEMENTS DES TITRES DE PARTICIPATION EN 2001 (suite)

Cessions de participation	Nombre de titres cédés	% cession	Valeurs comptables sorties (en K Euros)	% de détention au 31/12/2001
ACCOR RESERVATION SERVICES	######	0,00%	0	99,99%
ACCOR CASINOS SA	######	6,00%	28 795	94,00%
STE D'EXPLOITATION DES HOTELS SUITES	2 400	0,52%	37	97,69%
ISMAILIA TOURISM CY	61 012	5,08%	298	9,99%
UNIBAIL	######	0,76%	16 120	0,00%
SH DU DIAMANT	13 822	99,99%	2 525	0,00%
SHT PLM CARAIBES	######	99,99%	13 603	0,00%
LOCAREV MAEVA	42 943	13,92%	185	0,00%
TANIT INTERNATIONAL	######	65,00%	3 275	35,00%
ATIH SA	5 000	50,00%	25	0,00%
RELAIS D'ARMOR	2 999	99,97%	1 130	0,00%
SA ALEXANDRA	975	0,65%	3	0,00%
Total			65 996	

Autres mouvements	Montant (en K Euros)	% de détention au 31/12/2001
DIVERS		
CARLSON WL TRAVEL USA >REMB. PRÊT	(26 737)	50,00%
GOLDEN LOTUS > REGUL/AUGM.K 2000	(60)	45,00%
FUSIONS/ABSORPTIONS		
SIH BAS DU FORT	(4 328)	0,00%
SH BAS DU FORT	4 328	93,03%
SSIM	(5)	0,00%
ACCOR CORPORATE SERVICES France	411 097	100,00%
CENTRAL METZ	(565)	0,00%
BON GENIE	(490)	0,00%
ROCHOTEL	(1 116)	0,00%
SONHIORT	(146)	0,00%
ALMONT	(92)	0,00%
VAL DRUEL	(899)	0,00%
PEUPLIERS	(153)	0,00%
S H P P	(152)	0,00%
CHAMBEXCO	(1 906)	0,00%
SHPM	(97)	0,00%
SOPHIL	(335)	0,00%
GD HOTEL GLOBE	(427)	0,00%
CEREL	(1 815)	0,00%
SA VICTOR HUGO	(458)	0,00%
HOTEXCO	8 651	99,99%
Total	384 295	

RECAPITULATION	
Montant des acquisitions	145 579
Montant des cessions	(65 996)
Montant des autres mouvements	384 295
Total des variation des participations	463 878

(1) % de détention consécutif à une acquisition et avant opération d'une cession,d'une réduction de capital
(2) Nombre de titres acquis consécutivement à une augmentation de capital puis une cession ou une réduc
(3) Souscription partielle ou totale d'actions dans le cadre d'augmentations de capital
(4) % de détention consécutif à une fusion et avant opération d'une cession, voir cadre précédent.
(a) Acquisition ayant porté la participation à plus de 50%
(b) Acquisition ayant porté la participation à plus de 33 1/3%
(c) Acquisition ayant porté la participation à plus de 20%
(d) Acquisition ayant porté la participation à plus de 10%

NOTE 7

ETAT DES PROVISIONS
Au 31 DECEMBRE 2001
(en milliers d'euros)

Rubriques et postes	Montant au début de l'exercice	Augmentations	Diminutions	Montant à la fin de l'exercice
Provisions réglementées				
- Amortissements dérogatoi	11 683	727	1 937	10 473
	11 683	**727**	**1 937**	**10 473**
Provisions pour risques				
- Pour litiges	6 523	2 543	4 910	4 156
- Pour pertes de change	262	3 005	262	3 005
- Autres provisions pour ris	22 339	49 025	3 724	67 640
	29 124	**54 573**	**8 896**	**74 801**
Provisions pour charges				
- Pour pensions et obligations similaires	1 241	525	84	1 682
- Pour impôts	5 905		129	5 776
- Pour grosses réparations	0	195	0	195
- Autres provisions pour ch	15 948	1 235	8 333	8 850
	23 094	**1 955**	**8 546**	**16 503**
Provisions pour dépréciation				
- Sur immobilisations incor	510	255		765
- Sur immobilisations finan	417 900	315 191	5 495	727 596
- Sur marchandises	55		44	11
- Sur comptes clients	10 489	3 409	2 436	11 462
- Sur autres créances	44 009	6 513	6 483	44 039
	472 963	**325 368**	**14 458**	**783 873**
Total des provisions	**536 864**	**382 623**	**33 837**	**885 650**

NOTE 8

PORTEFEUILLE DES VALEURS MOBILIERES DE PLACEMENT
(en milliers d'euros)

Situation au 31/12/2001	Montants Bruts
Certificats de dépôt	0
Bons de caisse	0
Autres V.M.P.	3 049
Total	**3 049**

NOTE 9

CHARGES A REPARTIR SUR PLUSIEURS EXERCICES
(en milliers d'euros)

	Soldes d'ouverture nets	Mouvements bru de l'exercice	Dotations de l'exercice	Soldes de clôture n au 31/12/01
Frais d'acquisition des immobili:	385		145	240
Frais d'émission d'emprunts	6 508	2 594	3 530	5 572
Charges à étaler	31 349	7 850	3 955	35 244
Total	**38 242**	**10 444**	**7 630**	**41 056**

Les frais d'acquisition sur immobilisations corporelles ou financières sont amortis sur 5 ans.
Les frais d'émission d'emprunts sont amortis sur la durée de l'emprunt.

NOTE 10

ECARTS DE CONVERSION
(en milliers d'euros)

ACTIF	Montants
Diminution des créances	516
Augmentation des dettes	42 087
Total	**42 603**

PASSIF	Montants
Augmentation des créar	40 681
Diminution des dettes	761
Total	**41 442**

NOTE 11

PRODUITS A RECEVOIR
(en milliers d'euros)

Montant des produits à recevoir, inclus dans les postes suivants du bilan	Montant
Créances rattachées à des participations	15 616
Prêts	381
Clients et comptes rattachées	79 645
Fournisseurs débiteurs	84
Etat et autres collectivités publiques	0
Groupe et Associés	1 733
Débiteurs divers	24
Valeurs mobilières de placement	0
Disponibilités	4 033
Emprunts et dettes auprès des établissements de crédit	23 697
Total	**125 213**

NOTE 12

CHARGES A PAYER
(en milliers d'euros)

Montant des charges à payer inclus dans les postes suivants du bilan :	Montant
Emprunt TSDI	325
Emprunts obligataires convertibles	3 302
Autres emprunts obligataires	48 801
Emprunts et dettes auprès des établissements de crédit	1 494
Emprunts et dettes financières divers	1 557
Avances et acomptes reçus sur commandes en cours	203
Fournisseurs et comptes rattachés	41 024
Dettes fiscales et sociales	37 855
Autres dettes	5
Total	**134 566**

NOTE 13

VARIATION DES CAPITAUX PROPRES
(en milliers d'euros)

Détail des postes	31-déc 2000	\ffectatioı du résulta 2000	ıugmentatior de capital	Fusion Apports	Autres	Résultat au #######	31-déc 2000
Capital en nombre d'actions (1)	########		568 810				198 893 415
Capital en valeur	594 974		1 706				596 680
Primes d'émission, d'apport, de fusio	1 789 216		7 079				1 796 295
Réserve légale	57 549	1 949					59 498
Réserves réglementées	77 707						77 707
Autres réserves	45 019						45 019
Report à nouveau	347 327	######			1 429		507 175
Résultat de l'exercice	406 385	######				315 905	315 905
Subvention d'investissement	32				(9)		23
Provisions réglementées	11 682				(1 209)		10 473
Total capitaux propres	3 329 891	###### (2)	8 785 (3)	0	211 (4) (5) (6)	315 905	3 408 775

(1) valeur nominale de 3 euros
(2) dont dividendes détachés de 198 325 milliers d'euros et mis en paiement le 14/06/01
(3) par levée d'option au personnel
(4) dividendes de nos actions propres pour 1 429 milliers d'euros
(5) subvention d'équipement du secteur hôtelier pour (9) milliers d'euros
(6) amortissements dérogatoires essentiellement du secteur hôtelier pour (1 209) milliers d'euros

CAPITAL POTENTIEL : au 31 décembre 2001, si toutes les options de souscription du personnel étaient exerc(ACCOR serait augmenté de 5 617 322 actions et les capitaux seraient majorés de 208 881 milliers d'euros.

NOTE 14

PROJET D'AFFECTATION DU RESULTAT
(en milliers d'euros)

Origine	
Report à nouveau antérieur	505 746
Dividendes non versés de l'exercice	1 429
(actions d'auto détention)	
Résultat de l'exercice 2001	315 905
Total disponible	**823 080**

Après affectation du résultat 2001	
- à la réserve légale	2 119
- au précompte	84 500
- au dividende	208 838
- au report à nouveau	527 623
Total	**823 080**

NOTE 15

T S D I RECONDITIONNE

Le 27 décembre 1990, ACCOR a émis 762 millions d'euros, représentés par 1000 Titres Subordonnés à Durée Indéterminée (TSDI), de 0.76 millions d'euros chacun, portant intérêt à un taux variable.

Simultanément, ACCOR a reversé à une société tierce une indemnité de 170 millions d'euros avec un double effet :

. cette société s'est engagée à racheter à la fin de la quinzième année les titres du TSDI, aux différents prêteurs, qui se sont engagés à les lui céder;

. elle s'est également engagée envers ACCOR à renoncer dès ce moment à réclamer le principal et les intérêts sur ces titres .

C'est donc la valeur nette de 592 millions d'euros, encaissée à l'origine par ACCOR, qui a été portée au passif du bilan. Cet emprunt est amorti, chaque année du montant des intérêts non déductibles fiscalement. Les intérêts déductibles fiscalement sont inclus dans les frais financiers.

La subordination signifie la suspension du paiement des semestrialités prévues contractuellement en cas d'exceptionnelles difficultés financières d'ACCOR, cette suspension donnant droit elle-même à capitalisation d'intérêts jusqu'à la reprise des versements.

Ces titres sont rémunérés par des intérêts pendant quinze ans (taux : Euribor 6 mois + marge).

Le traitement fiscal de cette émission a été reconfirmé à ACCOR par l'administration début 1993.

NOTE 16

OBLIGATIONS CONVERTIBLES
(en milliers d'euros)

Année d'émission	1999
Valeur nominale par obligation en EUR	1 000
Solde en principal, en milliers de EUR	433 484
Coupons nets courus à ce jour payables le 29 mars 2002, en milliers de EUR	3 302
Nombre d'obligations en circulation au 31/12/2001	433 484
Parité de conversion pour 1 obligation	70,8215
Taux d'intérêt	1,00%
Date de remboursement	29/03/2002

Emprunt obligataire convertible de 433 484 milliers de EUR représenté par 433 484 obligations à 1% de 1 000 euros, échangeables en actions Compass à raison de 70,8 actions Compass pour 1 obligation à partir de mars 2002. Cet emprunt donnera la possibilité aux porteurs d'échanger leurs obligations contre des titres Compass ou d'être remboursés en numéraire au pair.

NOTE 17

ELEMENTS CONCERNANT LES ENTREPRISES LIEES (1)
(en milliers d'euros)

Postes	Montants brut
Participations	5 375 358
Créances rattachées à des participations	2 309 577
Autres titres immobilisés	508
Créances clients et comptes rattachés	64 826
Autres créances	429 843
Emprunts et dettes financières divers	952 810
Dettes fournisseurs et comptes rattachés	18 148
Produits de participation	445 446
Autres produits financiers	26 645
Charges financières	53 165

(1) Sont considérées comme liées les entreprises intégrées globalement en consolidation

NOTE 18

CREDIT BAIL
(en milliers d'euros)

Postes du bilan	Valeur d'origine	Redevances supportées au co		Dotations aux amortissement		Redevances restant à supporter		
		de l'exercice	des exercices précédents *	de l'exercice	les exercices précédents *	1 an au plu	Plus d'1 a	Plus de 5 ans
mmeuble	203 128	22 245	77 108	6 819	22 104	20 667	66 807	112 493

* Les redevances et les dotations aux amortissements se rapportent aux immeubles en crédit bail à ce jour

NOTE 19

DEVISES
Au 31 DECEMBRE 2001
(en milliers d'euros)

	31/12/2001
Emprunts et dettes financières classés par année d'échéance :	
1) Emprunts et Dettes Financières	
Echéance à un an au plus	1 696 885
Echéance à plus d'un an	
Année + 2	245
Année + 3	140
Année + 4	121 959
Année + 5	1 245 000
Au delà	
2) Papier Commercial reclassé en LT	
Echéance à plus d'un an	
Echéance à un an au plus	927 950
Total des emprunts et dettes financières	**3 992 179**
Emprunts et dettes financières classés par devises :	
AED	315
ARS	452
AUD	153 935
DKK	6 106
EGP	5
EUR	2 349 745
GBP	152
JPY	10 838
SEK	5 048
USD	1 465 583
Total des emprunts et dettes financières	**3 992 179**

Politique de financement

Au 31 décembre 2001, Accor béneficie de plusieurs ouvertures de crédit confirmés à plus d'un an, l'enveloppe non utilisée est de 1 504 545 milliers d'euros avec des échéances variant entre les années 2002 et 2006.

Les ressources financières à échéance court terme telles que, billets de trésorerie et crédits spots, que le groupe a l'intention de renouveler, sont reclassées en dettes financières à long terme à concurrence des lignes de

Pour financer les besoins de Trésorerie du groupe et de ses filiales, Accor utilise d'abord les ressources internes puis les crédits externes confirmés (emprunts bancaires, lignes de crédit bancaires ...) et non confirmés (spots, papier

Toutes ces opérations sont réalisées pour réduire au minimum l'exposition aux risques financiers (change, taux d'intérêt).

Les principales devises utilisées sont l'EURO et l'U.S. Dollar.

NOTE 20

ETAT DES ECHEANCES DES CREANCES ET DES DETTES
(en milliers d'euros)

Rubriques et postes			Montant brut	échéanc A 1 an au plu	échéance A plus d'1 a
CREANCES					
Créances de l'actif immobilisé :					
- Créances rattachées à des participations		(4)	2 314 512	552 916	1 761 596
- Prêts	(1)	(4)	73 975	796	73 179
- Autres immobilisations financières		(4) (5)	94 665	5	94 660
Créances de l'actif circulant :					
- Créances clients et comptes rattachés			141 089	129 235	11 854
- Autres créances		(4)	539 242	539 242	
- Charges constatées d'avance			11 708	11 708	
			3 175 191	**1 233 902**	**1 941 289**
DETTES					
Dettes financières :					
- Emprunts obligataires convertibles	(2)		436 786	436 786	
- Autres emprunts obligataires	(2)	(6)	1 458 597	307 964	1 150 633
- Emprunts et dettes auprès des établissements de crédit	(2)	(4)	337 972	147 137	190 835
- Emprunts et dettes financières divers	(2) (3) (4)		1 758 825	804 998	953 827
Dettes d'exploitation :					
- Dettes fournisseurs et comptes rattachés		(4)	59 935	59 935	
Dettes diverses :					
- Dettes fiscales et sociales			37 872	37 872	
- Dettes sur immobilisations et comptes rattachés			3 599	3 599	
- Autres dettes			11 971	11 971	
- Produits constatés d'avance			5 119	5 119	
			4 110 676	**1 815 381**	**2 295 295**

(1) Prêts accordés en cours d'exercice	2 484
Prêts récupérés en cours d'exercice	2 247
(2) Emprunts souscrits en cours d'exercice	858 086
Emprunts remboursés en cours d'exercice	181 016

(3) dont 952 810 envers les sociétés liées

(4) dont contrevaleur en milliers d'euros des devises suivantes :

	Créances de l'actif immobilis(	Dettes financières
- AED	5	315
- ARS		452
- AUD	155 412	153 935
- CHF	143	
- DKK	6 565	6 106
- EGP	1 657	4
- EUR	1 367 944	514 284
- GBP	506	152
- HUF	20	
- ITL	121	
- JPY	10 870	10 838
- PLN	517	
- SEK	5 556	5 048
- TND	677	
- USD	1 472 337	1 465 589
- ZAR	64	9
	3 022 394	**2 156 732**

(5) dont 63 192 milliers d'euros correspondant aux actions propres

(6) l'emprunt obligataire de 800 000 000 d'euros, émis en juillet 2001, comporte une prime de remboursement d'un montant de 2 444 515 euros.

NOTE 21

RESULTATS FINANCIERS AU COURS DES CINQ DERNIERS EXERCICES CLOS

(en milliers d'euros)

NATURE DES OPERATIONS	1997	1998	1999	2000	2001	
1- Situation financière en fin d'exercice						
.Capital social	546 567	550 966	556 446	594 974	596 680	
.Nombre d'actions émises	35 852 417	36 140 999	########## (1)	########## (1	##########	#
.Nombre d'obligations convertibles en actions	2 099 349	2 099 029	1 990 639	0	0	
2- Opérations et résultats de l'exercice						
.Chiffre d'affaires hors taxes	389 979	490 589	374 584	464 944	478 743	
.Bénéfice avant impôts,amortissements et provisions	414 181	356 979	142 240	382 545	647 712	
.Impôt sur les bénéfices	(21 124)	(28 227)	(23 040)	(19 803)	(47 274)	
.Bénéfice après impôts,amortissements et provisions	274 499	283 040	243 983	406 385	315 905	
.Montant des bénéfices distribués	173 869	185 247	224 009	246 017	293 338	#
3- Résultats par action (en unités)						
.Bénéfice après impôts, mais avant amortissements et provisions	12,14	10,66	0,89	2,03	3,49	
.Bénéfice après impôts, amortissements et provisions	7,66	7,83	1,32	2,05	1,59	
.Dividende net attribué à chaque action	3,51	4,00	0,90	1,00	1,05	(2)
4- Personnel						
.Nombre de salariés	2 796	3 368	1 095	1 025	887	#
Montant de la masse salariale et des sommes versées au titre des avantages sociaux (sécurité sociale,oeuvres sociales,etc...)	109 873	120 042	68 294	75 479	74 335	

(1) Valeur nominale de 3 euros
(2) Proposé au titre de l'année 2001
(3) Effectif au 31 décembre 2001 à la charge de la société Accor
Diminution dûe à la filialisation de l'activité Services France

NOTE 22

VENTILATION DU CHIFFRE D'AFFAIRES H.T.
(en milliers d'euros)

	2000	2001
France		
Secteur hôtellier	312 895	358 410
Restauration	2 583	2 714
Autres services	62 440	23 412
Total	**377 918**	**384 536**
International		
Secteur hôtellier	56 141	60 837
Autres services	30 884	33 370
Total	**87 026**	**94 207**
Total chiffre d'affaires H.T.	**464 944**	**478 743**

NOTE 23

EFFECTIF AU 31 DECEMBRE 2001

Statuts	Personnel rémuné par l'entreprise
Cadres	638
Agents de maitrîse	197
Employés	125
Apprentis	14
Total	**974**

(1) Dont 887 personnes rattachées à des unités de la société ACCOR.

NOTE 24

FRAIS DE PERSONNEL

. La société n'a pris aucun engagement particulier au titre des pensions et retraites vis à

. La société a provisionné une charge pour indemnités de départ à la retraite de ses sala

. Le montant des jetons de présence alloués aux membres du Conseil de Surveillance, c Comptes et du Comité des Rémunérations a été de 276 milliers d'euros.

NOTE 25

ENGAGEMENTS FINANCIERS
(en millions d'euros)

Les engagements de loyers et de crédit-bail donnés aux filiales s'élèvent à € 5.132 millions.
Les engagements liés aux investissements financiers se détaillent de la manière suivante :

. Accor et IFIL Investissements ont réaménagé les accords du 5 décembre 1991 concernant leur filiale commune Sifalberghi portant sur l'engagement du rachat à IFIL par Accor de 25 % du capital de Sifalberghi.
Si IFIL exerce cette option entre le 1er juillet 1999 et le 31 décembre 2005, le prix sera fixé sur la base d'une formule intégrant le patrimoine net comptable, la plus-value latente sur le patrimoine immobilier net d'impôt, et l'écart d'acquisition.
Cet engagement est valorisé à € 32 millions au 31 décembre 2001.

. Accor s'est engagé à racheter toutes les parts de la société en nom collectif du Lagon à 30% de leur valeur nominale entre le 1er janvier et le 31 mars 2002. Cette société exploite un hôtel en Polynésie. L'engagement se chiffre à € 1,6 millions.

. Dans le cadre d'un contrat de gestion d'une durée de 10 ans portant sur le Mercure Sydney Railway Square, hôtel ouvert au 4e trimestre 1998, Accor s'est engagé auprès du propriétaire à racheter sur 1ère demande les murs de l'hôtel pour une somme de € 46 millions ; cette demande devra être formulée au plus tôt le 1er janvier 2004. Il est précisé que les coûts de construction engagés par le propriétaire se sont élevés à environ € 63 millions.

. Dans le cadre des accords signés entre Colony et Accor lors de la reprise du Novotel Paris Tour Eiffel (ex Nikko), le fonds d'investissement américain Colony a une option de vente portant sur 60% des titres détenus dans la société Front de Seine Participations, entre la 5e et la 7e année. Le prix sera déterminé sue une base de 10 fois l'EBDITA moins les dettes. Sur la base des données financières 2001, cet engagement est valorisé à € 17 millions au 31 décembre 2001.

. En septembre 2001, Accor a cédé 2 500 000 options de vente à un prix d'exercice de € 26,3 par titre, avec une échéance au 20 septembre 2002.

Les autres engagements donnés s'établissent à € 479 millions et concernent principalement des garanties données par Accor sur des emprunts, des lignes de découvert et le passif des sociétés en nom collectif.

NOTE 26

IMPOT SUR LES BENEFICES

A) Impôts social ACCOR SA

Au titre de l'exercice, la contribution de la société à l'intégration fiscale est une perte de 62,2 millions d'EUR au taux courant.

B) Résultat d'ensemble de l'intégration fiscale

Au titre de l'exercice, la charge d'impôt est de 13,6 millions d'EUR et l'intégration fiscale a dégagé un boni de 47,6 millions d'EUR comptabilisé chez ACCOR SA.
Le montant des moins-values long terme s'élève à la clôture de l'exercice à 288,6 millions d'EUR.

C) Périmètre d'intégration fiscale

Accor SA intègre fiscalement les 113 filiales suivantes :

ACCOR AFRIQUE
ACCOR RESERVATION SERVICES
ACCOR SERVICES France
ACCOR.COM
AVORALP
CEPIH
Cie de Tourisme FRANTOUR
Cie hôtellière de Lyon
COMETEL
COREL LUCE
COROTEL
COURCELLES MIROMESNIL
CTID
DATEL
DELTA HOTEL
DEVIMCO
DIXXREINE
ETAP HOTELS
EURO-TO
EXHOTEL
FINEXHOR
FONDOTEL
FRANDOM
FRANTOUR
FRANTOUR Baie ST Raphaël
FRANTOUR Chamonix
FRANTOUR TO
GENOMER
GESTAL
HOSPITEL
Hôtel CUSSET
Hôtel de MORNY
Hotel de PORTICCIO
Hôtel des Beaux-arts
Hotel FRANTOUR Golfe St Tropez
HOTEXCO
IBL
IMMOBILIERE DE PERRACHE
LENOTRE
LENOTRE COTE D'AZUR
MARCQ HOTEL
MARINOTEL
MARQUISE DE PRESLES
MERCURE FRANCE EST
MERCURE NORD OUEST
MIH
NOVOBIENS
NR GONESSES
OCIM
PARIS CLICHY
PARITEL
PARTAL
PIH
PRADOTEL
PRESS CLUB DE FRANCE
PRESTIGE Hôtels
PULLMAN OCEAN INDIEN
ROYAL HOTEL
SAHRA
SAHT
SAR
SBPGH
SCHS
SDHE
SEBH
SEHS
SEORIM
SEPHI
SET
SFPIE
SH Bordeaux Aquitania
SH Bordeaux Le Lac
SH Chammans
SH Colmar Centre
SH Corse Marina
SH Courbevois-Défense
SH du Belley
SH du Mandinet
SH Egletons
SH Gare de Lyon
SH Grande Motte
SH Les 2 Alpes
SH Nice Napoléon
SH Victoria Beaulieu
SHBM
SHEMA
SHPC
SHPS
SIET
SIHN
SIP
SISHE
SJHC
SMI
SNPE
SOCIMOTEL
SODETIS
SORAC
SOREST
SPIF
SPIM
Sté Commerciales des Hôtels Economiques
Sté Comtoise Hôtels Brochets
Sté du Domaine de Marlioz
Sté Exploitation Gare de l'Est
Sté Hôtel du Gatinais
Sté Motels de l'Orléanais
STI
STPB BAKOUA
Sud-Ouest Voyages
TAMARIS
THALAMER
THERMALE DE France

NOTE 27

SITUATION FISCALE DIFFEREE
(en milliers d'euros)

Le total des dotations et reprises aux provisions de l'année 2001 des filiales faisant partie de l'intégration fiscale Accor se traduit par une dotation de provision nette non déductible de 24,4 millions d'EUR soit une créance future d'impôt sur les sociétés de 8,9 millions d'EUR calculé à 33,1/3 % auquel s'ajoutent des contributions exceptionnelles de 6% et 3,3% assises sur cet impôt.

NOTE 28

RESULTAT EXCEPTIONNEL
(en milliers d'euros)

Le résultat exceptionnel de l'année 2001 avant impôt est de 375 020 milliers d'euros.
Il s'explique principalement par :

	Montant
Plus-values/cessions des immobilisations corporelles et incorporelles	541
Moins-values/cessions des immobilisations financières	(17 182)
Plus-values/opérations d'apport	387 983
Reprises sur les amortissements dérogatoires des parcs hôteliers	1 209
Reprises de provisions pour risques et charges	2 357
Dotations sur créances	(55)
Divers autres produits et charges exceptionnelles	167
Total du résultat exceptionnel	**375 020**

Note 29 Principales filiales et participations au 31 décembre 2001

Filiales et participations / Informations financières		Capital	Capitaux propres autres que le capital	Quote-part du capital détenu (en pourcentage)	Valeur comptable des titres détenus Brute	Valeur comptable des titres détenus Nette	Prêts et avances consentis par la société et non encore remboursés	Montant des cautions et avals donnés par la société	Chiffre d'affaires hors taxes du dernier exercice écoulé	Résultats Bénéfice ou (perte) du dernier exercice clos	Dividendes encaissés par la société au cours de l'exercice
A- Filiales et participations dont la valeur d'inventaire excède 1% du capital ACCOR											
1- Filiales (50% au moins du capital détenu par la société)		*(en milliers de monnaie locale)*		*(en milliers d'euros)*							
a) Filiales françaises											
SPFH 33,avenue du Maine 75015 Paris	EURO	29 796	643	100,00%	29 796	29 796	41 833	0	0	293	0
FINEXHOR Avenue de l' Europe 71100 Chalon sur Saone	EURO	18 543	2 816	100,00%	19 947	19 947	14 146	0	2 149	1 006	0
SPCA 5, Esplanade Charles de Gaulle 92000 Nanterre	EURO	17 779	(2 249)	100,00%	6 997	6 997	0	0	0	1 298	0
IBL 33,avenue du Maine 75015 Paris	EURO	863 010	220 976	99,99%	1 051 705	1 051 705	0	0	0	53 973	6 578
FRANTOUR 3/3 bis villa Thoreton 75015 Paris	EURO	30 493	35 643	99,99%	104 365	104 365	0	37 622	18 816	4 599	5 230
S.I.H.N. 2, rue de la Mare Neuve 91000 Evry	EURO	56 406	(3 768)	99,99%	56 241	50 501	0	142	40	2 250	0
SEPHI 6-8 rue du Bois Briard 91000 Evry	EURO	8 000	22 103	99,99%	40 399	40 399	3 397	15 791	81 982	8 258	9 147
P.I.H. 2,rue de la Mare Neuve 91000 Evry	EURO	32 236	6 210	99,99%	29 263	29 263	38 986	6 726	0	(874)	0
SDHE 33 avenue du Maine 75015 Paris	EURO	22 500	(156)	99,99%	22 867	22 867	928	11 194	20 779	1 820	0
SIET 3/3 bis villa Thoreton 75015 Paris	EURO	17 250	(19 022)	99,99%	53 723	24 289	15 922	0	8 930	(19 303)	0
SH BORDEAUX AQUITANIA 2,rue de la Mare Neuve 91000 Evry	EURO	2 550	832	99,99%	14 885	2 963	0	25	522	753	0
EURO T.O. 28, cour Blaise Pascal 91000 Evry	EURO	2 400	(227)	99,99%	14 598	2 143	0	648	839	46	0
GENOMER 2, rue de la Mare Neuve 91000 Evry	EURO	995	(442)	99,99%	13 665	680	589	30 353	1 396	(74)	0
ACCOR SERVICE France 62, avenue de Saxe 75015 Paris	EURO	381 440	46 539	99,99%	411 767	411 767	0	0	43 773	16 228	0
SAHRA 2, rue de la Mare Neuve 91000 Evry	EURO	7 963	1 223	99,99%	7 982	7 982	0	0	3 496	1 047	710
CEPIH 33, avenue du Maine 75015 Paris	EURO	688	2 719	99,99%	11 799	6 521	14 007	0	2 727	1 730	0
FIMAKER 6-8 rue du bois Briard 91 000 Evry	EURO	1 102	1 583	99,99%	7 240	7 240	93	0	2 438	377	0
HOTEXCO 6-8 rue du bois briard 91080 Courcouronnes	EURO	39 071	87 711	99,98%	12 463	12 463	5 309	37 737	79 511	4 780	4 095
CIE HOTELIERE DE LYON 20 Place Bellecour 69002 Lyon	EURO	6 045	199	99,98%	6 668	6 668	0	0	1 199	182	0
PRESTOTEL 2, rue de la Mare Neuve 91000 Evry	EURO	192	1 154	99,95%	6 374	6 374	0	0	1 141	238	253
SH CHAMMANS RN 10 16430 CHAMPNIERS	EURO	43	(174)	99,80%	6 163	0	699	574	946	(44)	0
ACCOR.COM 2,rue de la Mare Neuve 91000 Evry	EURO	600	(1 771)	99,75%	23 935	1	30 610	0	922	(339)	0
SCHE 6-8 rue du bois briard 91080 Courcouronnes	EURO	35 427	40 661	98,85%	42 514	42 514	6 231	66 215	117 481	13 299	20 022
LENOTRE 44,rue d'Auteuil 75016 Paris	EURO	2 606	5 563	97,92%	48 148	30 599	17 372	213	80 966	2 083	2 203
STE D'EXPLOITATION DES HOTELS SUITES 33 av. du Maine 75015 Paris	EURO	7 012	(3 362)	97,69%	6 853	6 853	22 445	0	4 191	(2 008)	0
SCI PRESTIGE DE BORDEAUX 20, rue Le Peletier 75009 Paris	EURO	8 690	232	97,22%	10 433	10 433	0	0	339	228	
SH BERNICA REUNION 97434 St-Gilles-les-Bains	EURO	3 283	7 325	96,70%	8 461	8 461	0	0	6 211	501	0
ACCOR AFRIQUE 2, rue de la Mare Neuve 91000 Evry	EURO	16 048	994	94,84%	15 706	15 706	54 141	0	6 856	704	0
ACCOR CASINOS SA 33 avenue du Maine 75015 Paris	EURO	39 967	42 663	94,00%	94 488	94 488	115 843	19 618	2 758	28 381	0
SH BAS DU FORT Novotel fleur d'épée 97190 GOSIER	EURO	6 536	152	93,03%	6 936	6 936	1 258	5	12 583	(1 799)	499
MERCURE INTERNATIONAL HOTEL 2,rue de la Mare Neuve 91000 Evry	EURO	54 336	67 745	71,79%	65 114	65 114	28 214	96 920	58 025	13 329	4 906
SEORIM 2, rue de la Mare Neuve 91000 Evry	EURO	31 359	4 101	70,94%	22 164	22 164	0	0	0	3 386	1 145
b) Filiales étrangères											
COBEFIN Bruxelles (Belgique)	EURO	369 884	26 487	100,00%	417 774	398 878	63 845	0	0	(2 637)	0
ACCOR UK LTD Londres (Grande Bretagne)	GBP	32 530	38 415	100,00%	92 790	92 790	0	0	0	(2 636)	0
ACCOR SUISSE SA Fribourg (Suisse)	CHF	14 300	56 931	100,00%	25 907	25 907	0	0	8 166	7 123	13 261
ACCOR TRB Bruxelles (Belgique)	EURO	5 864	12 230	100,00%	23 035	23 035	242	0	17 240	6 681	4 182
KATERINSKA HOTEL Prague (Tchècoslovaquie)	CZK	300 000	(9 319)	100,00%	9 125	9 125	8 658	0	7 286	424	0
NOVOTEL NEDERLAND BV Rotterdam (Pays-Bas)	EURO	3 086	39 573	100,00%	16 825	16 825	193	0	49 118	8 550	0
ACCOR HOTELES ESPANA Gerona (Espagne)	EURO	17 159	6 303	100,00%	19 434	19 434	11	47 059	26 790	1 674	0
HOTELES ACCOR DE ARGENTINA Buenos Aires (Argentine)	AR$	13 008	(2 600)	100,00%	14 790	14 790	11 434	0	272	(826)	0
ACCOR POLSKA Varsovie (Pologne)	PLN	197 920	3 356	100,00%	64 840	64 840	1 728	0	3 002	1 301	0
NOVOTEL CANADA INC Toronto (Canada)	CAD	33 114	(17 424)	99,99%	26 256	26 256	0	2 415	3 092	3 661	0
ACCOR Hotellerie Deutschland Munich (Allemagne)	EURO	25 570	42 607	99,98%	68 725	27 039	1 986	75 274	419 960	22 435	0
MARARA S.A. Bora Bora (Polynesie)	XPF	160 000	840 214	99,96%	7 610	7 610	0	279	5 947	291	0
STE IMMOBILIARIA HOT. DE MEXICO Mexico (Mexique)	MXN	128 427	958	99,96%	13 748	13 748	0	0	0	0	0
CI DES WAGONS LITS Bruxelles (Belgique)	EURO	50 676	409 310	99,48%	1 148 879	752 511	25 262	9 299	137 252	105 551	129 968
CHP Maeva (Polynesie)	XPF	160 000	214 821	98,92%	6 688	6 688	0	714	7 627	(226)	0
ACCOR HOT.BELGIUM Diegem (Belgique)	EURO	4 531	523	98,36%	14 054	14 054	0	30 226	66 871	3 133	3 107
ACCOR AUSTRIA Vienne (Autriche)	EURO	5 541	3 096	98,00%	20 751	20 751	0	0	8 937	1 911	0
ASESORIA Mexico (Mexique)	MXN	56	11 167	91,10%	6 611	6 611	0	0	0	3 172	2 186
SAFARI CLUB MOOREA Moorea (Polynésie)	XPF	172 000	1 930 401	85,91%	7 030	7 030	0	214	7 743	1 320	0
SERVICIOS TICKET Buenos Aires (Argentine)	AR$	2 100	3 746	78,00%	8 442	8 442	766	0	42 330	9 676	4 533
RISMA Casablanca (Maroc)	MAD	466 000	13 709	82,83%	23 756	23 756	330	0	23 978	(1 074)	0
AMORIM HOTELS SERVICOS Vila nova de gaia (Portugal)	EURO	14 300	25 415	50,00%	14 290	14 290	5 616	0	0	(954)	0
2-Participations (10 à 50% du capital détenu par la société)											
a) Sociétés françaises											
GOLF MEDOC PIAN Chemin de Courmateau 33290 Le Pian Médoc	EURO	410	14 340	44,97%	7 373	2 263	207	0	7 505	(539)	0
GO VOYAGES 14, rue de Cléry 75002 Paris	EURO	152	5 954	38,50%	11 858	11 858	0	0	126 162	3 113	235
(2) SHCD (CASINO DEAUVILLE) 2,rue Edmond-Blanc 14800 Deauville	EURO	4 852	114 927	28,04%	45 111	45 111	0	0	82 313	35 755	1 037
b) Sociétés étrangères											
ACCOR LODGING NORTH AMERICA New-York (Etats-Unis)	USD	386 933	70 431	40,61%	404 136	404 136	0	0	0	(65)	11 800
IMMOBILIARA ACCOR ESPANA Madrid (Espagne)	EURO	14 706	1 830	38,70%	7 688	7 686	0	0	4 978	1 088	4 253
PANNONIA Budapest (Hongrie)	HUF	6 806 289	12 153 142	35,85%	23 742	23 742	0	0	58 079	10 316	913
TANIT INTERNATIONAL Tunis (Tunisie)	TND	30 000	(4 793)	35,00%	20 814	8 313	665	0	24 561	(3 689)	0
HOLPA (Luxembourg)	EURO	53 245	5 869	33,74%	24 155	24 155	9	0	0	1 592	0
SIFALBERGHI Milan (Italie)	EURO	13 000	14 012	30,65%	10 975	10 975	124	0	77 597	5 308	1 287
A A P C Sydney (Australie)	AUD	371 331	80 623	25,46%	66 758	66 758	165 733	0	190 475	3 079	0
ORBIS Varsovie (Pologne)	PLN	92 154	1 008 000	25,00%	93 183	93 183	0	0	194 980	14 943	0
(1) SOFITEL VENISE Venise (Italie)	EURO	12 911		20,00%	8 000	8 000	0	0	0	(259)	
3-Autres titres immobilisés (capital détenu < 10%)											
GREVIN et CIE BP 8 60128 Plailly	EURO	64 592	27 564	6,00%	7 886	4 730	0	0	60 950	2 504	90
	FRF					0	0	0			0
B- Autres filiales et participations dont la valeur d'inventaire n'excède pas 1% du capital ACCOR											
1-Filiales (+10% au moins du capital détenu par la société)											
a) Filiales françaises (ensemble)					216 197	119 949	493 051	267 981			16 015
b) Filiales étrangères (ensemble)					111 001	83 805	31 127 185	38 149			45 596
2-Autres titres immobilisés (moins de 10% du capital détenu par la société)											
a) Dans les sociétés françaises (ensemble)					2 211	1 112	22 067	26 400			347
b) Dans les sociétés étrangères (ensemble)					5 130	3 871	5	0			405

(1) Chiffres de la filiale de l'exercice 2000
(2) Bilan clos au 31/10/2001

ACCOR

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
4/6/97	Increase in share capital by FF 234,776,100 through the	BALO	Decree 67-236 of March 23, 1967,

	creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	La semaine de l'Ile de France	article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France umber 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.

Other			
June 96	Letter to Shareholders		V.1.
4/7/96	Sale of six Hotel Sofitel properties	Press Release	V.2.
7/10/96	Proposition of changes in Accor's legal structure and appointment of Jean-Marc Espalioux as Chairman of the Management Board	Press Release	V.3.
November 96	Letter to Shareholders		V.4.
7/1/97	Accor adopts new structure with Management Board and Supervisory Board ; Jean-Marc Espalioux is appointed Chairman of the Management Board	Press Release	V.5.
5/3/97	Accor sold successfully 11.5% of Compass share capital	Press Release	V.6.
4/6/97	Annual General Shareholders' Meeting	Press Release	V.7.
July 97	Letter to Shareholders		V.8.
1/9/97	Charterhouse and Accor to sell HRC	Press Release	V.9.
November 97	Letter to Shareholders		V.10.
17/2/98	Accor sells 5% interest in Compass	Press Release	V.11.
6/5/98	Accor sells Motel 6 properties worth USD 450 million	Press Release	V.12.
May 98	Letter to Shareholders		V.13.
9/6/98	Annual General Shareholders' Meetings	Press Release	V.14.
Nov. 98	Letter to Shareholders		V.15.
26/1/99	Accor to acquire Scandinavia's Good Morning Hotels chain	Press Release	V.16.
8/2/99	Acquisition of Frantour by Accor	Press Release	V.17.
2/3/99	Accor to issue bonds exchangeable into Compass shares	Press Release	V.18.
3/3/99	Increase of the amount of the bond issue to EUR 433 million	Press Release	V.19.
15/11/99	Letter to Shareholders		V.20.
26/11/99	Sale of 50% stake in Europcar International to Volkswagen - Establishment of strategic partnership between the two groups	Press Release	V.21.

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.